WOODSIDE

19 August 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Algeria Block 401d (RERC-1 & RERW-1), lodged with the Australian Stock Exchange on 18 August 2004;
- First Half 2004 Profit Increases, lodged with the Australian Stock Exchange on 18 August 2004;
- Appendix 4D, lodged with the Australian Stock Exchange on 18 August 2004;
- Half-Yearly Report 30 June 2004, lodged with the Australian Stock Exchange on 18 August 2004;
- Woodside's Half Year Results Presentation, lodged with the Australian Stock Exchange on 18 August 2004;
- Half-Year Results Presentation, lodged with the Australian Stock Exchange on 18 August 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

WEDNESDAY, 18 AUGUST 2004
8:45AM (WST)

1954 2004 Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

ALGERIA BLOCK 401D
RERC-1 & RERW-1

Woodside Energy (Algeria) Pty Ltd, a wholly owned subsidiary of Woodside Energy Ltd., a participant in the Repsol YPF operated Rhourde Seghir block 401d (onshore Algeria) reports that the two well exploration program in the block has now been completed.

The Rhourde El Rouni Central-1 (RERC-1) onshore exploration well has been plugged and abandoned at a total depth of 3,269 metres after intersecting water saturated sands at the Triassic and Devonian reservoir targets.

The Saipem drilling rig National 110 AZ 5893 was released at midnight on 18 June 2004 and moved to the Rhourde El Rouni West-1 (RERW-1) location, which is approximately 9 kilometres southwest of RERC-1.

The RERW-1 well was spudded on 1 July 2004 and has been temporarily abandoned at a total depth of 3,310 metres after intersecting an oil bearing sandstone section at the Triassic TAGI reservoir target. Evaluation of the data is ongoing to plan future exploration work and assess whether the discovery is commercial or not.

All reported depths are referenced to rig rotary table.

The RERW-1 well is located approximately 15 kilometres northeast of the ROD oil development, and 25 kilometres south of the existing El Borma pipeline.

Woodside's current interest in block 401d is 26.25%. Other participants are Sonatrach (25.00%), Repsol YPF (Operator, 41.25%) and Partex Oil and Gas (7.50%).

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

1954 2004 Commitment to Growth

WOODSIDE

WEDNESDAY, 18 AUGUST 2004
10:00AM (WST)

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

First Half 2004 Profit Increases

Key Points

- ***First half 2004 net profit after tax*** *was* ***A$724.6 million*** *compared to the first-half 2003 net profit after tax of A$272.2 million. The first half result includes a significant item of A$373.6 million (post-tax) being profit on the sale of a 40% interest in the Enfield oil project and WA-271-P.*
- ***The underlying net profit after tax (pre-significant items) of A$351.0 million was up 29%*** *over the previous corresponding period with contributions from unrealised foreign exchange gains. Revenue benefits from a 22% increase in average realised oil prices were largely offset by a 19% increase in the average A$/US$ exchange rate.*
- ***Interim fully franked dividend of 27 cps, up by 6 cps from first-half 2003.***
- ***Net operating cash flow of A$539.4 million was down 5% compared to A$569.6 million.***
- ***2004 aspirational production target is unchanged at 58MMboe.*** *First half production of 28 MMboe is expected to be exceeded in the second half of 2004.*
- ***Woodside committed to three major projects*** *in first half of 2004. The three projects, Enfield, Thylacine-Geographe and Chinguetti, with a total capital expenditure of approximately A$3.0 billion (Woodside share: A$1.7 billion) are on budget and on schedule to start-up in 2006.*
- ***The NW Shelf LNG expansion project is near completion.*** *First gas came to shore through the new second offshore trunkline in February, the Venture's 9th LNG carrier loaded its first cargo in April and gas was introduced into the 4.2 million tonne-a-year fourth processing train in June. LNG production from Train 4 to storage tanks is expected by September 2004.*

FINANCIAL RESULTS

The reported net profit after tax of A$724.6 million for the first half 2004 was up strongly compared with A$272.2 million for the corresponding period in 2003. The large increase in the headline result was mainly due to a significant item after tax of A$373.6 million which arose from the profit on the sale of Woodside's 40% equity in the Enfield oil development and WA-271-P.

The underlying net profit after tax (pre-significant items) of A$351.0 million for the first half 2004 was up 29% compared with A$272.2 million for the corresponding period in 2003. This increase was achieved despite lower oil and gas revenues.

During the half, the US dollar cash proceeds from the sale of a 40% participating interest in WA-271-P (including the Enfield project) were received and placed on interest bearing deposit. The translation of these US cash proceeds and deposits plus the translation gains and losses on receivables resulted in a net gain position of A$89.9 million before tax (2003: A$42.8 million loss). These unrealised gains arose from the 30 June 2004 AUD/USD exchange rate of 0.6910 (31 December 2003: 0.7488)

Revenues from oil and gas operations were A$994.4 million, down 11% from A$1,118.6 million in first half 2003. Sales volumes were down 9.6% with lower sales volumes in all products offset marginally by the introduction of volumes from the Ohanet project in Algeria, which came into production at the end of October 2003. During the period the US$ realised oil price increased to US$35.04/boe (up 22%), however increases in the average A$/US$ exchange rate to 0.7336 (up 19%) largely offset these oil price benefits.

	1H 2004 A$M (1)	1H 2003 A$M (1)	Variance %
Production volume (MMboe)	28.0	30.7	(8.8)
Sales volume (MMboe)	28.2	31.2	(9.6)
Oil & Gas Revenues	994.4	1,118.6	(11.1)
Unrealised foreign exchange gains/(losses)(2)	89.9	(42.8)	n.m.(5)
EBITDAX (3)	794.2	745.0	6.6
Exploration expensed	(98.7)	(173.4)	(43.0)
EBIT (before significant items)	553.8	451.5	22.7
NPAT (before significant items)	**351.0**	**272.2**	**28.9**
Profit on sale of 40% of Enfield / WA-271-P	373.6	-	
Reported Profit (after significant items)	**724.6**	**272.2**	**166.2**
Interim dividend (c.p.s)	27	21	28.6
Net Operating Cash Flow	539.4	568.6	(5.1)
Gearing (%)(4)	11.8	35.2	n.m.(5)
Long term debt (US$M)	800.0	850.0	(5.8)
Cash on deposit (US$M)	515.6	19.4	n.m.(5)

(1) All amounts are in A$M unless otherwise stated.
(2) Excludes foreign exchange impacts on revenue.
(3) EBITDAX = earnings before interest, tax, depreciation, amortisation and exploration (before significant items).
(4) Gearing = (net debt) divided by (net debt + equity).
(5) n.m. = not meaningful.

PRODUCTION AND SALES

Woodside's production for the first half in 2004 was 28.0 million barrels of oil equivalent (MMboe), 8.8% less than the 30.7 MMboe of the previous corresponding period. Lower production, in line with natural decline from Laminaria-Corallina, Legendre and Wanaea-Cossack, was the main reason for the lower overall produced volumes. Due to the timing of liftings, first half 2004 sales volumes of 28.2 MMboe were lower by 9.6% compared to the 31.2 MMboe sold in the first half 2003.

DIVIDEND

A total interim dividend of 27 cents per share fully franked will be paid on 24 September 2004 to all shareholders registered at 3 September 2004. This compares with a total interim dividend in the 2003 corresponding period of 21 cents per share fully franked. The dividend represents a payout ratio of 51.3% on first-half reported profits (before significant items).

SENIOR MANAGEMENT CHANGES

In February, the Board announced the appointment of Mr Don Voelte as Managing Director and Chief Executive Officer of the Woodside Group of companies. Acting Chief Executive Officer Mr Keith Spence was appointed Chief Operating Officer of Woodside Energy Ltd., the operating arm of the Group. Both appointments were effective from 5 April 2004.

1ST HALF 2004 SIGNIFICANT EVENTS AND ACHIEVEMENTS

- **Safety performance** improved by 21% with a total recordable case frequency of 5.4 for every one million hours worked, down from the 6.8 recorded in the corresponding first half of 2003.

- **Enfield development.** Approval was given to develop the A$1.48 billion Enfield oil field with first production scheduled for fourth quarter 2006. Woodside sold a 40% interest in WA-271-P exploration permit and associated Enfield production licence WA-28-L to Mitsui E&P Australia Pty Ltd for US$464.5 million (yielding a net profit after tax of A$374 million).

- **Chinguetti development**. The US$600 million Phase 1 Chinguetti oil project was approved. Drilling will occur in late 2004 and 2005 to be ready for production by March 2006. A major drilling campaign is expected to begin in September 2004 with up to six exploration wells, up to four Tiof appraisal wells plus 11 Chinguetti development wells.

- **Otway development.** The A$1.1 billion Thylacine and Geographe Gas Project was approved. Construction is on target to begin in October 2004 with production scheduled for mid-2006. TXU Electricity Ltd signed a gas sales agreement to buy Woodside's share of natural gas from Thylacine-Geographe at up to 30 petajoules a year for more than 10 years.

- **Ohanet production.** The first full six months of production from the Algerian Ohanet project (Woodside 15%) contributed to Woodside's condensate and LPG revenues.

- **NWS LNG expansion.** Gas began flowing to shore through the North West Shelf Venture's new second offshore trunkline in February. In April the venture's ninth LNG ship, *Northwest Swan,* received its first cargo of LNG. In June gas was introduced to the front end of Train 4 and will progress through the train as construction and commissioning is completed in Q3 2004. By mid-July 2004, Train 4 was 99% complete overall, with commissioning 95% complete.

- **LNG sales and purchase** agreements were signed with Chubu Electric Power Company (0.6 million tonnes a year for 15 years from 2009) and with Kansai Electric Power Company (0.5 million tonnes a year from 2009 to 2014, 0.925 million tonnes a year from 2015 to 2023).

- A **domestic gas sales and purchase** agreement was signed with Western Power for the period to the end of 2022 or until 700 petajoules of gas is consumed, whichever comes first.

- The **Blacktip gas project** was granted major project facilitation status in January. In May the joint venture entered the front-end engineering design phase of the project. A final investment decision is expected in Q2 2005 and, if approved, first gas could occur in Q4 2007.

- Late in the half, **Legendre oil** field production was boosted by the successful completion of the Legendre North-5H infill well.

- **Mutineer-Exeter oil** field production licences were awarded in offshore Western Australia. The project is on budget and on schedule for production start-up by mid 2005.

- **African exploration.** A low-cost entry into two offshore exploration blocks in Sierra Leone was secured and 3,700km of seismic was acquired. In offshore Kenya, following the acquisition of 8,000km of seismic, four exploration blocks out of seven were relinquished.

- In the **Gulf of Mexico** (USA), Neptune-7 continued the appraisal of the Neptune oil field (Atwater Valley, Woodside 20%). A joint study group is examining opportunities for development. Midway-1 discovered gas (Woodside 50%). Development of Midway will depend on the results of a production test which is planned for Q4 2004.

OUTLOOK

Production Aspiration Maintained

Woodside has an aspirational production target of 58 MMboe for calendar year 2004 which includes additional contribution from the NW Shelf Venture LNG Train 4 and higher production from the Legendre field in the second half of the year.

The NW Shelf Joint Venture is currently planning to drill in-fill wells on the Wanaea-Cossack Lambert-Hermes oil complex. A well is anticipated in August (Wanaea-8) followed by a possible second well in late 2004 (Lambert-6). Completion of both wells is expected in December 2004 and, depending on drilling success, their contribution to production from early 2005 may reduce the anticipated rate of decline from these fields.

This Announcement, Appendix 4D, Half-Yearly Report and the Investor Briefing presentation will be available on our website at www.woodside.com.au.

ASX listing rule 4.2A.3

Appendix 4D

Half year report
Period ended 30 June 2004

This information should be read in conjunction with the Half Yearly Report 30 June 2004

Name of entity

Woodside Petroleum Ltd

ABN or equivalent company reference

55 004 898 962

2. Results for Announcement to the Market

				$A'000
Revenues from ordinary activities *(item 2.1)*	Decreased	11.1%	to	994,446
Profit (loss) from ordinary activities after tax attributable to members (*item 2.2*)	Increased	166.2%	to	724,633
Net profit (loss) for the period attributable to members *(item 2.3)*	Increased	166.2%	to	724,633

Dividends *(item 2.4)*	Amount per security	Franked amount per security
Interim dividend	Ordinary 27¢	Ordinary 27¢
Previous corresponding period: Interim dividend	Ordinary 21¢	Ordinary 21¢

Record date for determining entitlements to the dividend *(item 2.5)*	3 September 2004

Brief explanation of any of the figures reported above *(items 2.1 – 2.4)*:

FINANCIAL RESULTS

The reported net profit after tax of A$724.6 million for the first half 2004 was up strongly compared with A$272.2 million for the corresponding period in 2003. The large increase in the headline result was mainly due to a significant item after tax of A$373.6 million which arose from the profit on the sale of Woodside's 40% equity in the Enfield oil development and WA-271-P.

The underlying net profit after tax (pre-significant items) of A$351.0 million for the first half 2004 was up 29% compared with A$272.2 million for the corresponding period in 2003. This increase was achieved despite lower oil and gas revenues.

During the half, the US dollar cash proceeds from the sale of a 40% participating interest in WA-271-P (including the Enfield project) were received and placed on interest bearing deposit. The translation of these US cash proceeds and deposits plus the translation gains and losses on receivables resulted in a net gain position of A$89.9 million before tax (2003: A$42.8 million loss). These unrealised gains arose from the 30 June 2004 AUD/USD exchange rate of 0.6910 (31 December 2003: 0.7488)

Revenues from oil and gas operations were A$994.4 million, down 11% from A$1,118.6 million in first half 2003. Sales volumes were down 9.6% with lower sales volumes in all products offset marginally by the introduction of volumes from the Ohanet project in Algeria, which came into production at the end of October 2003. During the period the US$ realised oil price increased to US$35.04/boe (up 22%), however increases in the average A$/US$ exchange rate to 0.7336 (up 19%) largely offset these oil price benefits.

3. NTA backing

	Current period	Previous corresponding Period
Net tangible assets per ordinary security	4.49	3.48

4. Control gained over entities during the period

Name of entity	AGIP Mauritania BV
Date from which control was gained	13 January 2004
Where material to understanding of the report	
Consolidated profit (loss) from ordinary activities after tax of the controlled entity since the date in the current period on which control was acquired	N/A
Profit (loss) from ordinary activities after tax of the controlled entity for the whole of the previous corresponding period	N/A

Loss of control of entities during the period

Name of entity	N/A
Date from which control was lost	N/A
Consolidated profit (loss) from ordinary after tax of the controlled entity for the current period to the date of loss of control	N/A
Consolidated profit (loss) from ordinary activities after tax of the controlled entity while controlled during the whole of the previous corresponding period	N/A

5. Dividends

Date the dividend is payable	24 September 2004

	Current period $A'000	Previous corresponding period - $A'000
Ordinary securities *(each class separately)*	180,000	140,000
Total	**180,000**	**140,000**

None of these dividends are foreign sourced.

The dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the dividend or distribution plans	N/A

6. Details of associates and joint venture entities

Name of entity	Percentage of ownership interest held at end of period or date of disposal	
	Current period	Previous corresponding period
Ceramic Fuel Cells Ltd	34.82%	31.8%
HR Connect Pty Ltd	33.3%	33.3%
North West Utilities Pty Ltd	59.5%	46.0%
Geodynamics Ltd	15.4%	25.4%
Adesi Solutions (Partnership)	-	50.0%

82-2280

WOODSIDE PETROLEUM LTD.
AND ITS CONTROLLED ENTITIES

A.B.N. 55 004 898 962

HALF-YEARLY REPORT
30 June 2004

WOODSIDE PETROLEUM LTD.
AND ITS CONTROLLED ENTITIES

A.B.N. 55 004 898 962

HALF-YEARLY REPORT
30 June 2004

CONTENTS

Page Numbers

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES

DIRECTORS REPORT
For the Half-Year Ended 30 June 2004

The Directors of Woodside Petroleum Ltd. present their Report and the consolidated Financial Report for the half-year ended 30 June 2004 as follows. The dollar figures are expressed in Australian currency unless otherwise stated.

a) FINANCIAL AND PRODUCTION PERFORMANCE

Financial Performance

The reported net profit after tax of A$724.6 million for the first half 2004 was up strongly compared with A$272.2 million for the corresponding period in 2003. The large increase in the headline result was mainly due to a significant item after tax of A$373.6 million which arose from the profit on the sale of Woodside's 40% equity in the Enfield oil development and WA-271-P.

The underlying net profit after tax (pre-significant items) of A$351.0 million for the first half 2004 was up 29% compared with A$272.2 million for the corresponding period in 2003. This increase was achieved despite lower oil and gas revenues.

During the half, the US dollar cash proceeds from the sale of a 40% participating interest in WA-271-P (including the Enfield project) were received and placed on interest bearing deposit. The translation of these US cash proceeds and deposits plus the translation gains and losses on receivables resulted in a net gain position of A$89.9 million before tax (2003: A$42.8 million loss). These unrealised gains arose from the 30 June 2004 AUD/USD exchange rate of 0.6910 (31 December 2003: 0.7488).

Revenues from oil and gas operations were A$994.4 million, down 11% from A$1,118.6 million in first half 2003. Sales volumes were down 9.6% with lower sales volumes in all products offset marginally by the introduction of volumes from the Ohanet project in Algeria, which came into production at the end of October 2003. During the period the US$ realised oil price increased to US$35.04/boe (up 22%), however increases in the average A$/US$ exchange rate to 0.7336 (up 19%) largely offset these oil price benefits.

An interim dividend of 27 cents per share (cps) fully franked will be paid on 24 September 2004 to all shareholders registered at 3 September 2004. (2003: 21cps fully franked)

Expensed exploration of $98.7 million (before tax) was down 43% due to a decreased activity level in the first half compared to first half 2003. Prior period acquisition costs of $10.9 million have been expensed in first half 2004 following decisions relating to commerciality of carried fields, in first half 2003 prior period expenditure was larger at $49 million.

Depreciation of $136.0 million was up 20% due to increased depreciation on specific assets after reassessment of useful life. This increase includes a once-off change reflecting the impact on operating assets of the Goodwyn Low Pressure Train project.

Tax expense on operating profit before significant items increased by $25.6 million to $190.2 million primarily due to the increased profit result. The effective tax rate of 35.1% (2003: 37.7%) is marginally lower given the proportionate impact of relatively reduced overseas exploration activities in the first half of 2004.

At June 30, net debt was US$284.3 million (US$824.2 million first half 2003). Total outstanding debt stood at US$800 million, comprising three unsecured US dollar denominated bond issues. As of the reporting date, the group had US$465 million undrawn borrowing capacity within its bilateral loan and revolving credit facilities plus an A$300 million undrawn commercial paper, medium-term note program.

Production Performance

The first half 2004 production of 28 million barrels of oil equivalent (MMboe) was 9% less than the 30.7 MMboe of first half 2003 due to expected natural field decline. Woodside still anticipates that the full year production for 2004 will be similar to the previously disclosed aspirational target of 58 MMboe.

b) CORPORATE MATTERS

Management Changes

In February, the Board announced the appointment of Mr Don Voelte as Managing Director and Chief Executive Officer of the Woodside Group of companies. Acting Chief Executive Officer, Mr Keith Spence, was appointed Chief Operating Officer of Woodside Energy Ltd., the operating arm of the Group. Both appointments were effective from 5 April 2004.

c) HEALTH, SAFETY AND ENVIRONMENT

Woodside's safety performance during the period improved with the Group's total recordable case frequency (all injuries more serious than first aid cases, including lost time injuries) at 5.4 per million hours worked. This was a 20.5% improvement from the rate of 6.8 recorded in the corresponding period in 2003. In addition, the Supply Operations division worked 3 million hours without injury in June 2004.

During the first half of 2004, Woodside was awarded the APPEA Safety Award for improvements in 2003, despite a significant increase in higher risk activities across the Company. Improvements were achieved via improved systems and processes, increased hazard reporting, implementation of behavioural-based observation programs and enhanced safety leadership and accountability.

Health performance remained relatively steady during the period, with Total Recordable Occupational Illnesses at 1.4 for each million hours worked, compared with 1.3 in the corresponding period last year.

Woodside's environmental performance improved in the first half of 2004, with two Reportable Environmental Incidents to the end of June, compared with 15 in the previous corresponding period. This improvement is related to a reduction in offshore facility shutdowns and improved Operator focus. A significant reduction in emissions from the Karratha Onshore Gas Plant has been achieved via the change-out of solvent in LNG Train 1. The change-out process for all LNG Trains is expected to be completed in 2005.

d) FINANCIAL RISK MANAGEMENT

Woodside's management of financial risk is aimed at assisting the Company to ensure net cash flows are sufficient to:

- meet all its financial commitments as and when they fall due;
- maintain the capacity to fund its forecast project development and exploration strategy;
- continue to pay dividends; and
- sustain financial ratios which maintain an investment grade credit rating.

Woodside continually monitors and tests its forecast financial performance and position and hedges only when it is considered necessary to meet these objectives. No new long-term oil price or exchange rate hedges were placed during the first half 2004.

Hedging Impact

The statement of financial performance for first-half 2004 includes $25.4 million for the after tax cost of oil price hedging settlements and $11.4 million after tax gains from FX hedging settlements. This compares with oil price hedging costs of $45.3 million and FX hedging gains of $0.9 million in first-half 2003.

Hedging Position

The 30 June 2004 hedge positions outlined below will impact on Woodside's future reported financial performance in line with the settlement of the hedge and recognition of the underlying hedged item in the relevant future periods.

Oil

As at 30 June 2004, 0.895 MMboe had been sold forward using floating to fixed price swaps with varying maturities out to January 2005 at a weighted average WTI price of US$21.63 per barrel. The mark-to-market valuation was a loss of $18.6 million at 30 June 2004, compared to a loss of $53.2 million as at 30 June 2003. The amount sold forward equates to 2% of identified barrels of oil equivalent exposure over this period and approximately 1% of forecast production. There are no hedges in place beyond January 2005.

Currency

As at 30 June 2004, US$130.3 million was hedged using forward exchange contracts with varying maturities out to April 2006 at an average rate of 0.5394 and a mark-to-market valuation of a gain of $40.1 million, compared to a gain of $49.0 million at 30 June 2003.

Interest Rate Management

Woodside maintains a diversified funding portfolio with the objectives of spreading its borrowing, maintaining a spread of maturities, and achieving a balance between fixed and floating rate debt liabilities. This balance is achieved through the issue of fixed and floating rate debt and, where appropriate, the use of derivative instruments which consist of primarily fixed-to-floating rate swaps.

e) PRODUCTION and SALES (Woodside's share unless otherwise stated)

Domestic Gas and LNG

Production and sales volumes of domestic gas for the Western Australian market during the first half 2004 were lower than the corresponding period in 2003 in response to customers undertaking plant maintenance, repair or expansion construction activities. Woodside's share during the period averaged 293 terajoules per day, compared with 302 terajoules per day in the first half of 2003.

LNG production volume for the first half of 2004 totalled 659,754 tonnes compared with 666,875 tonnes for the corresponding 2003 period. A sales volume of 636,092 tonnes was slightly lower than the 657,442 tonnes recorded in the first half 2003 due to timing of cargo uplifts.

The North West Shelf Venture delivered 67 cargoes of LNG to customers in the first half of 2004 which included 1 spot cargo, compared to 69 cargoes in the corresponding period in 2003. Consequently, Woodside's domestic gas and LNG sales revenue during this period totalled $316.9 million compared with $358.3 million for the corresponding 2003 period.

For the 2004 period, a total of 147 committed cargoes are planned, compared to 138 cargoes in 2003.

Condensate

Woodside's share of condensate production from the North West Shelf Venture for the first half of 2004 was 4,603,750 barrels, compared with 5,198,646 barrels in the first half of 2003 due to natural depletion of the Goodwyn field. Woodside's share of condensate sales volume during the period totalled 4,717,163 barrels, compared with 5,229,222 barrels in first half 2003, and was reflected in condensate revenue which was lower at $217.4 million compared to $233.0 million in 2003.

The Ohanet Joint Venture received maximum US$ revenue entitlement for the six months to June 2004. This was the first full half-year of operation and Woodside's condensate production entitlement for the period was 417,992 barrels which delivered sales revenue of $24.6 million.

Crude Oil

Production volumes from the North West Shelf Venture facilities in first half of 2004 was 2,876,569 barrels compared with 3,272,308 barrels in the first half of 2003, due to natural field decline and unplanned shutdowns. Crude oil sales volume for the period was 3,141,882 barrels, compared with 3,871,214 barrels in the first half of 2003. Woodside's revenue during this period was $154.3 million, compared to $180.0 million in the first half of 2003 reflecting lower volumes.

Woodside's Laminaria-Corallina crude oil production for the reporting period totalled 3,102,044 barrels, compared with 4,697,671 barrels for the first half of 2003. This 34% decrease was due to natural field decline, a lower than expected result from the Corallina-2 side track and a facility maintenance shutdown of 12 days. Laminaria-Corallina crude oil sales volume for the first half of 2004 totalled 3,377,926 barrels, compared to 4,492,989 barrels for the corresponding period in 2003. Consequently, revenue in first half of 2004 was $154.6 million compared to $186.0 million in first half of 2003.

Legendre production in the first half 2004 was 1,672,446 barrels, which was down from 2,097,574 barrels in first half 2003. The drilling and successful commissioning in late June of the infill well, LN-H5 partially lifted production and offset natural reservoir decline. Woodside's Legendre crude sales during the period were 1,570,247 barrels compared with 2,282,463 in 2003. Revenue was therefore $76.6 million compared to $102.2 million.

LPG

Woodside's share of North West Shelf Venture LPG production in the first half of 2004 was 62,540 tonnes, compared with 65,316 tonnes for the corresponding period in the first half of 2003. Woodside's LPG sales volume during the period was 44,513 tonnes compared with 82,015 tonnes in 2003 due to timing of liftings. Consequently revenue was $15.6 million compared to $37.6 million in 2003.

The Ohanet Joint Venture received maximum US$ revenue entitlement for the six months to June 2004. This was the first full half-year of operation and Woodside's LPG production entitlement for the period was 31,216 tonnes which achieved sales revenue of $15.7 million.

f) REVIEW OF OPERATIONS

AUSTRALIA and the TIMOR SEA

- **North West Shelf Venture**

  Domgas and LNG *(Woodside 50% and 16.67% respectively)*

  LNG sales and purchase agreements were signed with Chubu Electric Power Company, Inc for the annual supply of 0.6 million tonnes of LNG for 15 years, starting in 2009 and with Kansai Electric Power Company, Inc for 0.5 million tonnes of LNG a year between 2009 and 2014, lifting to 0.925 million tonnes a year between 2015 and 2023.

A gas sales and purchase agreement was signed with Western Power Corporation for a total of 700 petajoules of gas. The Western Power contract extends to the end of 2022 or until the 700 petajoules of gas is consumed, whichever comes first.

LNG Expansion Project

The LNG Expansion project includes the development of a 4.2 million tonne per annum fourth Train at the Karratha Gas Plant and a second gas trunkline between the NW Shelf Venture's offshore production facilities and onshore gas plant.

Gas began flowing to shore through the Venture's new second offshore trunkline in February and was followed, in April, by the arrival and loading of the Venture's ninth LNG carrier, *Northwest Swan*. Gas was introduced into the front end of Train 4 in June and will progress through the train as construction and commissioning is complete. As at mid-July 2004, the construction phase of Train 4 was 98% complete and commissioning was 95% complete.

Total estimated expansion project costs remained at $2.7 billion.

China LNG Supply

To support China's Guangdong LNG project, the North West Shelf Venture participants and CNOOC Limited (a listed subsidiary of China National Offshore Oil Corporation) signed conditional agreements in May 2003 for equity participation in the North West Shelf Venture. Partial payment of the equity participation was made at the end of 2003 by CNOOC by way of a refundable deposit of 90% of US$53 million to each joint venture partner, with the balance to be paid on the agreement fulfilling all conditions.

The agreement, due to expire at the end of 2003, was extended to end June 2004 and further extended to 31 August 2004 to allow finalisation of the total commercial package that was offered to the Guangdong LNG project proponents. First LNG deliveries to China are expected in 2006.

Wanaea-Cossack Lambert-Hermes Oil

The NW Shelf Joint Venture is currently planning to drill in-fill wells on the Wanaea-Cossack Lambert-Hermes oil complex. A well is anticipated in August (Wanaea-8) followed by a possible second well in late 2004 (Lambert-6). Completion on both wells is expected in December 2004 and, depending on drilling success, their contribution to production from early 2005 may slow the anticipated rate of decline.

Goodwyn Low-Pressure Train

Modification of process equipment of one train on the NW Shelf Venture's Goodwyn A platform to a low-pressure train will continue to mid-2005. This work will allow Goodwyn reserves to be produced at a lower system pressure enabling higher reserves recovery and enable Woodside to meet projected gas demand in 2005-2006. The low-pressure train is expected to be fully on-line in October 2005 following a four-month commissioning period.

Perseus-over-Goodwyn-Gas Project

The Perseus-over-Goodwyn gas project will make use of spare Goodwyn production capacity as it becomes available. To that end, the NW Shelf Venture is considering a subsea tieback of the Perseus reservoir to the Venture's Goodwyn A platform. The joint venture is also considering the development of the liquids-rich Searipple gas field as a potential Goodwyn tieback. A final investment decision by Woodside and its venture partners is expected by early 2005, with the project aiming for start-up in 2007.

Angel Gas Field Development

The Venture also is considering plans for the basis of design of the liquids-rich Angel gas field development (WA-3-L) to be completed in early 2005, with a final investment decision planned for the second half of 2005. Production from Angel is likely to come on in 2008 and has already been accounted for in the Woodside production projection that has been disclosed to the market.

- **Legendre**
  WA-20-L – Woodside 45.94%, Operator

  Production following the successful drilling and completion of the Legendre North 5H infill well was in line with expectation. At the end of June 2004, production was averaging 33,810 bbl per day (Woodside share 15,535 bbl per day). Before LN-5H well completion, the field was producing at around 20,000 bbl per day.

- **Enfield Project**
  WA-28-L – Woodside 60%, Operator

  In March 2004, Woodside sold a 40% interest in the WA-271-P exploration permit and associated Enfield production licence, WA-28-L, to Mitsui E&P Australia Pty Ltd for US$464.5 million. Under the sale and joint operating agreements, Mitsui became a full joint venture participant in WA-271-P and the Enfield production licence WA-28-L.

  The sale followed Woodside's decision, announced earlier in March, to invest $1.48 billion in the Enfield oil development. The development will be the Company's first production in the Exmouth region, with initial output planned at about 100,000 barrels a day. It also provides growth potential through the tie-back of nearby discoveries.

  The Enfield development will include five production wells, six water injection wells and two gas injection wells with flowlines to a disconnectable floating production, storage and offtake vessel. The vessel, to be operated by Woodside, is due for delivery in mid-2006. The project remains on schedule for production start-up in the fourth quarter of 2006.

- **Mutineer-Exeter Oil Project**
  WA-191-P – Woodside 8.2%

  Production licences were awarded for the Mutineer and Exeter fields (WA-26-L and WA-27-L) and the project is on budget and tracking to plan for production start-up by mid 2005. Development drilling began in February and will continue through to the first quarter of 2005.

- **Blacktip Gas Project**
  WA-279-P, WA-313-P, WA-278-P, NT/P57 – Woodside 53.85%, 50%, 35%, 66.7% respectively, Operator

  In June 2003, a Heads of Agreement was signed by Woodside, Eni Australia B.V. and Alcan Gove Pty Ltd for the supply of 40 petajoules of natural gas a year from the Blacktip gas field to Alcan's Gove alumina and bauxite refinery in the Northern Territory. The agreement is conditional on project approvals, all regulatory approvals and the construction and operation of the 940 km onshore gas pipeline from the Joseph Bonaparte Gulf to Alcan's plant at Gove. The Blacktip project approval is now expected in the second quarter of 2005 (previously last quarter 2004) primarily because of the delay to the timetable for the onshore gas pipeline. This, in turn, is due to the extended 2003-2004 Northern Australia wet season. Accordingly, the project's expected start-up is now fourth quarter 2007.

- **Thylacine - Geographe Gas Project**

T/30P, VIC/P43 – Woodside 51.55%, Operator

In May, the joint venture participants approved development of the $1.1 billion Thylacine - Geographe Gas project. Over the project's life, the fields are expected to supply 950 billion cubic feet of raw gas which equates to 885 petajoules of sales gas, 12.2 million barrels of condensate and 1.7 million tonnes of LPG.

The project involves initial expenditure of $810 million on the Thylacine gas field in Tasmanian permit T/30P. Construction remains on target to begin in the fourth quarter of 2004 and will involve a remotely operated platform, offshore and onshore pipelines and a new gas plant to be built near the Iona gas plant adjacent to Port Campbell. The Geographe field, in Victorian permit Vic/P43, will be connected to the main offshore pipeline in a later development phase.

The project initially will produce about 60 petajoules of sales gas a year and production is scheduled to begin in mid-2006.

The development decision followed the signing in April of a Gas Sales Agreement with TXU Electricity Ltd under which TXU will buy Woodside's share of natural gas from the project at up to 30 petajoules a year for more than 10 years. Condensate from the project is expected to be sold to an Australian refinery, while LPG is expected to be sold to distributors operating in Victoria.

- **Kipper, Basker, Manta and Gummy Gas Fields**

VIC/RL 2 Woodside Eastern Energy Pty Ltd 30% ; Vic/RL 6,9,10 Woodside Eastern Energy Pty Ltd 100%

In February, Woodside announced the conditional sale of its Bass Strait exploration interests to Anzon Energy Australia Limited for $65 million. The transaction included Woodside's 100% interests in VIC/RL6, VIC/RL9 and VIC/RL10 which contain the Basker, Manta and Gummy oil and gas fields and the Company's 30% interest in VIC/RL2, containing the Kipper gas field. The sale of Woodside's 100% interests was completed on 15 March 2004. However the sale of the Company's interest in VIC/RL2 was not completed and Woodside terminated its agreement with Anzon in respect of VIC/RL2 on 29 June 2004.

In June 2004 the Designated Authority advised that the VIC/RL2 Joint Venture's application to renew the lease had been rejected, giving the joint venture the option of applying for a production licence within 12 months. Woodside and the joint venture participants are evaluating the options for development of the VIC/RL2 resource.

- **Timor Sea**

The Sunrise Gas Project

NT/RL2 Woodside Energy Ltd 26.67%, NT/P55 Woodside Energy Ltd 35.90%, JPDA 03-19 Woodside Petroleum (Timor Sea 19) Pty Ltd 27.67%, Operator

The Timor-Leste Government's ratification of the International Unitisation Agreement (IUA) and securing foundation LNG customers are pre-requisites for the further progress of the Sunrise Gas project. The IUA signed by the Governments of Australia and Timor-Leste on 6 March 2003 was ratified by the Australian Parliament on 30 March 2004. The already ratified and in force Timor Sea Treaty and related IUA are both designed to enable resource developments to proceed ahead of both countries agreeing permanent maritime borders. The agreements do not prejudice either country's border claims. Without the IUA being ratified by the Parliament of Timor Leste by year end the Sunrise project will stall.

The Sunrise participants are working towards the selection of a single development option from the three development options under review: floating LNG, an onshore LNG facility near Darwin and an onshore LNG facility in Timor-Leste.

- **Metasource**

During the first half of 2004, two investments in the Metasource portfolio achieved significant milestones. Ceramic Fuel Cells Limited (Metasource Pty Ltd 35%) raised $25 million capital and was listed on the Australian Stock Exchange on 5 July 2004. Geodynamics Limited (Metasource Pty Ltd 15%) completed the injection well and granite fracturing for its "hot dry rock" geothermal project in the Cooper Basin and raised capital for the drilling of its production well, due to be completed in 2004.

AFRICA

- **Algeria**

Ohanet
Woodside Energy (Algeria) Pty Ltd 15%

Ohanet is run under a Risk Service Contract with Sonatrach (Algerian National Oil Company). Under the terms of the contract, the participants receive a fixed rate of return based on product price and volume, limited to a maximum revenue entitlement.

The Ohanet Joint Venture received full revenue entitlement for the six months to June 2004. This was the first full half-year of operation and Woodside's entitlement for the period was 417,992 barrels of condensate and 31,216 tonnes of LPG.

- **Mauritania**

Agip Mauritania B.V. Acquisition
PSC Area A, PSC Area B – Woodside Mauritania Pty Ltd 35%, WEL Mauritania B.V. 18.846%, Operator

In February, Woodside Energy Ltd concluded the acquisition of Agip Mauritania B.V. (now known as WEL Mauritania B.V.) and on-selling arrangements associated with the transaction. In December 2003, Woodside announced it had agreed to acquire Agip Mauritania B.V., the holder of a 35% interest in each of PSC Area A, containing the Banda discovery, and PSC Area B, containing the Chinguetti and Tiof discoveries.

As part of this acquisition WEL Mauritania B.V. on-sold to the remaining joint venturers in each contract area, their pro rata share of the interest acquired. Following the transaction, Woodside Maurtania Pty Ltd and WEL Mauritania B.V. have a combined 53.846% interest in both PSC Areas A and B.

Chinguetti Oil Project
PSC Area B – Woodside Mauritania Pty Ltd 35%, WEL Mauritania B.V. 18.846%, Operator

In May, joint venture participants announced approval of the Chinguetti oil project in PSC Area B with total joint venture capital investment to execute Phase 1 expected to be approximately US$600 million. The field development will include six production wells, one gas injection well and four water injection wells with flowlines to a permanently moored floating production, storage and offloading vessel. First oil is expected to be produced by March 2006 at an initial rate of 75,000 barrels a day.

g) EXPLORATION

Australia and the Timor Sea

Woodside participated in four exploration and appraisal wells during the first half of 2004. Three of these wells encountered hydrocarbons. Stybarrow 3/4 was a successful well and appraisal, while the commerciality of the Bounty 2/3 and Eskdale 2 wells is yet to be determined.

In the Exmouth basin, Stybarrow-3 successfully appraised a 2003 oil discovery on behalf of the WA-255-P Joint Venture (WEL 50%). The well penetrated 2 metres of oil and was side-tracked updip as Stybarrow 4, where it encountered 11 metres of oil bearing reservoir. Eskdale-2 was also drilled in WA-255-P and encountered a 24 metre gas column and a 13 metre oil column with no oil-water contact penetrated. The commerciality of this discovery is under review. The Knott-1 well in the same permit was a dry hole. An area of the adjacent WA-271-P exploration permit was excised and awarded to Woodside as a production licence for the Enfield Field (WA-28-L).

In the Northern Carnarvon basin, Bounty-2, in WA-191-P, encountered two modest oil columns before it was plugged back and side-tracked as Bounty-3 to appraise oil sands 500 metres to the north. Analysis is underway to establish the commercial significance of these oil accumulations.

Woodside was awarded 100% equity in gazettal blocks WA-350-P and WA-353-P in and next to the Carnarvon basin. The Company increased its interest in the WA-296-P and WA-294-P permits in the Beagle Basin and took up Encana's interests in the Outer Carnarvon Basin (WA-205-P) and the Great Australian Bight (EPP 28-31). Woodside withdrew from permit WA-280-P in the Bonaparte Basin.

In Papua New Guinea, Woodside Petroleum (PNG) Pty Ltd indicated its intention to relinquish PPL 218. The Company still holds a 40.45% interest in PRL-10 (Uramu gas discovery) in the Gulf of Papua.

Africa

Mauritania

Exploration activity focused on maturing prospects for drilling in the second half of 2004 and acquisition of the 2006km^2 Tanit 3D seismic survey to assist with prospect delineation in PSC Area B.

In July, Woodside announced Woodside Mauritania Pty Ltd and WEL Mauritania B.V. will proceed with drilling up to 21 exploration, appraisal and development wells across offshore acreage containing the Chinguetti, Tiof and Banda oil discoveries. The exploration and appraisal program will commence in August 2004 and continue until the start of the Chinguetti development drilling. The program will cover one commitment well, the Dorade prospect in PSC Area C2, up to five exploration wells in PSC Areas A and B and up to four appraisal wells on the Tiof discovery. The exploration wells to be drilled in PSC Areas A and B are expected to include the Tevet, Capitaine and Merou prospects with additional wells yet to be confirmed.

The development drilling program on Chinguetti will start in the fourth quarter of 2004 and will involve up to six oil production wells, four water injection wells and one gas injection well in the Phase 1 Chinguetti Oil Development (PSC Area B).

Algeria

In Algeria, Woodside Energy (Algeria) Pty Ltd holds a 35% non-operating interest in Block 401D. During the period, the company participated in the RERC-1 well which was dry. A second well, RERW-1, was spudded in July. Woodside Energy (Algeria) participated in the 234 km Berkine 2D seismic survey to assist with future exploration in this area.

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
DIRECTORS REPORT (Continued)
For the Half-Year Ended 30 June 2004

United States

Woodside Energy (USA) Inc. participated in three wells in the Gulf of Mexico during the first half 2004. Neptune-7 continued the appraisal of the Neptune oil field (Atwater Valley, Woodside 20%) encountering a net oil column of 114ft (34.7 metres). A joint study group is examining opportunities for development. Midway-1 discovered gas (Woodside 50%). Development of Midway will depend on the results of a production test which is planned for Q4 2004.

The Kansas 2/3 well, also in the Atwater Valley area, was plugged and abandoned as a dry hole.

Woodside Energy (USA) Inc. also strengthened its acreage position in the Gulf of Mexico purchasing interests in 22 blocks at lease sales. The company purchased 15 leases in Green Canyon with ConocoPhillips, two leases in Mississippi Canyon with Marathon Oil Company and four leases with Pioneer Natural Resources in the West Cameron, East Cameron and Vermillion areas. Woodside Energy (USA) Inc. increased its interests in Keathley Canyon blocks 286/287 and 301/302, as well as Garden Banks 935, 936, 937 and 979.

h) OUTLOOK

Production Aspiration Maintained

Woodside is expecting to achieve 58 MMboe for calendar year 2004 with additional contribution from the NW Shelf Venture LNG Train 4 and higher production from the Legendre field in the second half of the year.

i) DIRECTORS

Mr CB Goode (Chairman)
Mr DR Voelte (Managing Director) (from 5 April 2004)
Mr RES Argyle
Ms JR Broadbent
Mr KA Dean (retired 15 April 2004)
Mr BPT de Wit
Mr E Fraunschiel
Dr PJMH Jungels
Dr PJB Rose
Mr RH Searby QC (retired 15 April 2004)
Mr PM van Rossum (appointed 15 April 2004)
Mr TN Warren

j) ROUNDING OF AMOUNTS TO NEAREST THOUSAND DOLLARS

The amounts contained in this report have been rounded off under the option available to the Company as specified in Australian Securities and Investments Commission Class Order 98/0100, unless otherwise indicated.

Signed in accordance with a resolution of the directors.

C B Goode AC

Chairman

Dated Perth, 18 August, 2004

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES

CONDENSED STATEMENT OF FINANCIAL PERFORMANCE
For the Half-Year Ended 30 June 2004

	Notes	Consolidated Half Year 2004 $000	2003 $000
Revenues from oil & gas operations	5(a)	994,446	1,118,601
Cost of sales	5(b)	(393,124)	(435,900)
Gross profit		601,322	682,701
Other revenues from ordinary activities	5(c)	768,154	61,078
Share of associates net profits / (losses)	5(d)	(3,475)	(2,553)
Borrowing costs expensed	5(e)	(29,066)	(28,975)
Other expenses from ordinary activities	5(f)	(359,148)	(275,497)
Profit/(loss) from ordinary activities before Income Tax		977,787	436,754
Income Tax attributable to ordinary activities	6	(253,154)	(164,592)
Net Profit/(Loss) attributable to members of Woodside Petroleum Ltd.		724,633	272,162
Basic and diluted earnings per share (cents)	8	108.7	40.8
Dividend per share (cents / share)	9(b), 30	27.0	21.0

The accompanying notes form part of the financial report.

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES

CONDENSED STATEMENT OF FINANCIAL POSITION

For the Half-Year Ended 30 June 2004

	Notes	Consolidated 30 June 2004 $000	Consolidated 31 December 2003 $000
CURRENT ASSETS			
Cash assets	26(b)	761,442	177,601
Receivables	10	559,415	260,878
Inventories	11	20,014	14,007
Other financial assets	12	50,035	73,123
Other assets	13	19,530	11,342
TOTAL CURRENT ASSETS		**1,410,436**	536,951
NON-CURRENT ASSETS			
Receivables	10	138,769	307,252
Inventories	11	11,756	18,264
Equity accounted investments	14	2,309	9,096
Other financial assets	12	120,550	106,034
Exploration & evaluation	15	346,584	653,518
Oil & gas properties	16	3,277,965	2,985,154
Other plant and equipment	17	119,008	137,910
Deferred tax assets	18	179	649
Other assets	13	95,704	27,471
TOTAL NON-CURRENT ASSETS		**4,112,824**	4,245,348
TOTAL ASSETS		**5,523,260**	4,782,299
CURRENT LIABILITIES			
Payables	19	297,664	335,783
Current tax liabilities	20	128,518	100,992
Provisions	21	56,714	55,064
Other liabilities	22	134,320	86,747
TOTAL CURRENT LIABILITIES		**617,216**	578,586
NON-CURRENT LIABILITIES			
Interest bearing liabilities	23	1,158,748	1,068,376
Deferred tax liabilities	20	492,512	455,090
Provisions	21	164,380	156,552
Other liabilities	22	98,907	90,164
TOTAL NON-CURRENT LIABILITIES		**1,914,547**	1,770,182
TOTAL LIABILITIES		**2,531,763**	2,348,768
NET ASSETS		**2,991,497**	2,433,531
EQUITY			
Contributed equity	24	706,491	706,491
Retained profits	25	2,285,006	1,727,040
TOTAL EQUITY		**2,991,497**	2,433,531

The accompanying notes form part of the financial report.

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES

CONDENSED STATEMENT OF CASH FLOWS

For the Half-Year ended 30 June 2004

	Notes	Consolidated 2004 $000	Consolidated 2003 $000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		1,039,740	1,156,607
Interest received – other entities		8,130	5,530
Dividends received – other entities		7,609	11,190
Payments to suppliers and employees		(159,722)	(174,557)
Borrowing costs paid (net of capitalised amounts)		(26,379)	(31,772)
Management and other fees – other entities		13,250	19,270
Royalty, excise and PRRT payments		(155,462)	(241,901)
Income tax / GST paid		(187,735)	(175,771)
Net Cash from Operating Activities	26(a)	539,431	568,596
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for capital and exploration expenditure		(472,489)	(408,992)
Proceeds from sale of oil & gas properties		41,253	6,558
Proceeds from sale of exploration & evaluation		588,903	-
Proceeds from sale of other plant & equipment		18,963	-
Payments for investments in other entities		(23,233)	-
Payments for investments in controlled entity		(64,535)	-
Realisation of foreign exchange difference on receivable		46,567	-
Prepayment of deposit on purchase consideration		70,633	-
Advances to employees relating to employee share plan		(24,920)	(17,531)
Repayments from employees relating to employee share plan		15,372	8,305
Net Cash from/(used in) Investing Activities		196,514	(483,660)
CASH FLOWS FROM FINANCING ACTIVITIES			
Drawdown of borrowings		-	578,713
Repayment of borrowings		-	(503,312)
Dividends paid		(166,667)	(273,333)
Net Cash from / (used in) Financing Activities		(166,667)	(197,932)
NET INCREASE/(DECREASE) IN CASH HELD		569,278	(112,996)
CASH AT THE BEGINNING OF THE HALF-YEAR		177,601	155,352
Effects of exchange rate changes on the balances of cash held in foreign currencies		14,563	(3,639)
CASH AT THE END OF THE HALF YEAR	26(b)	761,442	38,717

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
Notes to and forming part of the Financial Report for the half-year ended 30 June 2004

1. BASIS OF PREPARATION OF HALF-YEARLY FINANCIAL REPORT

Basis of Accounting

The half-year financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB1029 Interim Financial Reporting and other mandatory professional reporting requirements (Urgent Issues Group consensus views). As such this half-year financial report does not include all notes included in the annual financial report and should be read in conjunction with the annual financial report of the Consolidated Group as at 31 December 2003. It is also recommended that this half-year report be considered together with any public announcement made by the Group during the half-year ended 30 June 2004 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001. (see www.woodside.com.au)

The half-year financial report has been prepared in accordance with the historical cost accounting convention except for hedge financial instruments that are measured on a fair value basis.

For the purposes of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

Where appropriate, comparative figures have been re-stated to make them comparable with amended classifications adopted for the current period.

2. CRITICAL ACCOUNTING POLICIES

The following accounting policies are critical to the reported financial performance and financial position of the Group. For each policy a discussion of the intent and major implementation issues, including, where relevant, the nature and reliability of underlying estimates precedes the statement of policy.

(a) Joint Operations

Discussion

Within the oil and gas industry it is common practice to conduct joint operations within unincorporated joint venture structures to manage risks, preserve individual taxation allowances and provide flexibility for entry and exit.

Woodside is Operator of a large number of joint ventures in its regions of focus and, in its role as Operator, contracts on behalf of the relevant joint venture for the activities undertaken. The costs and financial position for each joint venture are calculated for each joint venturer in line with their respective interests. Participation in production joint ventures entitles Woodside to its relevant proportion of the product, which Woodside markets and sells in its own right.

Woodside is also a non-operator participant in a number of other unincorporated joint ventures. As a non-operator Woodside incurs and recognises its share of costs for each joint venture.

The financial performance and position of Woodside therefore only recognises Woodside's interest in joint ventures.

2. CRITICAL ACCOUNTING POLICIES

Policy

The Economic Entity's interests in unincorporated joint venture operations are brought to account on a proportionate basis. Equity accounting has not been adopted for the joint venture entities that are integrated components of the North West Shelf joint ventures due to their immateriality.

The Economic Entity's interests in partnerships are brought to account by applying the equity accounting method and are written down to recoverable amount where this is less than their equity accounted carrying value.

(b) Revenue

Discussion

Woodside's revenues are dominated by oil and gas sales revenues. These revenues are generated from a relatively low number of high value transactions, as such, limited revenue recognition issues arise with clear points of ownership transfer and clear physical and financial measurement under relevant sales contracts. International jurisdictions such as Algeria and Mauritania have revenue entitlement based on cost recovery structures with margins (in accordance with a risk services contract or production sharing contract) as opposed to direct title in production. Revenues from oil & gas operations are exposed to fluctuations in oil prices and the A$/US$ exchange rate as the significant majority of sales are denominated in US dollars.

Revenues are net of specific hedges described in note 2(f).

Other revenues are generally for the provision of support assets or services into the various venture operations that Woodside operates.

Policy

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and it can be reliably measured. Specific revenue recognition criteria include:

(i) Revenue is recognised when title to the product passes from the Group or when the right to receive payment is earned under risk service contracts;
(ii) Gas revenue includes amounts sold under contracted take or pay arrangements only when gas, which has been previously paid for, is drawn by the customer;
(iii) Interest revenue is recognised on an effective yield basis;
(iv) Revenue for services rendered (LNG ship charter and Management and other fees) is recognised as the right to receive compensation for the services is attained;
(v) Dividend revenue is recognised upon attaining the right to receive;
(vi) Proceeds on sale of assets are recognised when control of assets has passed to the buyer.

2. CRITICAL ACCOUNTING POLICIES (Continued)

(c) Exploration and Evaluation

Discussion

As a business activity, exploration involves a high degree of risk. Woodside's adoption of an accounting policy closely aligned with the US GAAP Successful Efforts approach is a reflection of this.

Prior to undertaking exploration activities, Woodside carries out focused studies to determine the most suitable exploration regions to undertake exploration. The focus areas are outlined in the Business Review section of Woodside's Concise Annual Report to shareholders. (See also note 15.) These studies are undertaken by Woodside in its own right or in conjunction with joint venture partners. Pre-investment studies (such as general geological and geophysical costs) are undertaken prior to obtaining tenure to permits under consideration.

As a component of Woodside's capital management processes for exploration and appraisal activities, Expected Monetary Value (EMV - a risked Net Present Value (NPV) measure) is used to rank and prioritise activities.

The company has established a number of criteria to test the validity of carrying forward exploration and evaluation costs prior to Final Investment Decision (FID); these include status of discovery in the company's Hydrocarbon Resource Inventory System, continued commitment to exploration and evaluation of a discovery, representation of commitment within the relevant business plan and ongoing positive NPV's.

Upon the FID being made for commercial development of the resource, carried forward exploration and evaluation costs for that area of interest are transferred to Oil & Gas Properties as Transferred Exploration and Evaluation - Projects In Development. These costs then become part of the capitalised cost of the relevant development.

Policy

Costs

Exploration and evaluation expenditure is accounted for in accordance with the area of interest method. Exploration licence acquisition costs relating to greenfields oil and gas exploration provinces are expensed as incurred while these costs incurred in relation to established or recognised oil and gas exploration provinces are initially capitalised and then amortised over the term of the licence.

All other exploration and evaluation costs, including general permit activity, geological and geophysical costs and new venture activity costs are charged as expenses as incurred except where:

- the expenditure relates to an exploration discovery that, at balance date, has not been recognised as an area of interest as assessment of the existence or otherwise of economically recoverable reserves is not yet complete; or
- an area of interest is recognised, and it is expected that the expenditure will be recouped through successful exploitation of the area of interest, or alternatively, by its sale.

Each potential or recognised area of interest is reviewed at least bi-annually to determine whether economic quantities of reserves have been found or whether further exploration and evaluation work is underway or planned to support the continued carry forward of capitalised costs.

2. CRITICAL ACCOUNTING POLICIES (Continued)

(c) Exploration and Evaluation (Continued)

The costs of drilling exploration wells are initially capitalised pending the results of the well. Costs are expensed where the well does not result in the successful discovery of economically recoverable hydrocarbons and the recognition of an area of interest. Areas of Interest are recognised at the field level. Subsequent to the recognition of an area of interest, all further costs relating to that area of interest are capitalised.

To the extent it is considered that the relevant expenditure will not be recovered it is written off.

Transfer to oil & gas properties

Upon approval of the FID for the commercial development of an area of interest, accumulated expenditure for the area of interest is transferred to Oil & Gas Properties as Transferred Exploration and Evaluation - Projects In Development.

Amortisation

Capitalised exploration licence acquisition costs are amortised over the remaining term of the licence.

(d) Oil & Gas Properties

<u>*Discussion*</u>
Costs

Costs are only capitalised against oil and gas properties once sufficient certainty exists and appropriate endorsements are obtained in relation to the underlying business. Woodside uses a structured process in order to manage and maximise the development of opportunities from initial identification through to their operational stages, known as the Opportunity and Project Realisation Process (OPREP). OPREP provides clear decision milestones which assist in determining the appropriate stage at which to commence capitalisation of costs. Expenditure on Oil & Gas Property subsequent to initial completion is only capitalised where prescribed improvement/benefit criteria are met. Oil & Gas Property costs also include the cost of drilling production wells. Exploration and evaluation costs are transferred into Projects in Development upon commercial development of an area of interest receiving FID approval.

Depreciation

To achieve appropriate depreciation, assets are analysed into groups with similar production objectives and patterns of life/utilisation. A unit of production (UOP) basis is used to depreciate approximately 60% of Woodside's oil and gas properties. The balance of assets are depreciated on a straight line basis over their effective lives as this more appropriately reflects their pattern of use.

The probable level of reserves (which includes proved reserves) is the primary measure of reserves used in proposing, planning and managing Woodside's oil and gas projects. Probable reserves related to facilities in production are used in the UOP depreciation calculations based on information extracted from Woodside's Hydrocarbon Resource Inventory System. Probable reserves not related to producing facilities are excluded from

UOP depreciation calculations. Woodside uses probabilistic methodologies to calculate reserves.

2. CRITICAL ACCOUNTING POLICIES (Continued)

(d) Oil & Gas Properties (Continued)

The proved level of reserves is used by Woodside to assess its sensitivity to potential low production outcomes. These proved reserves are not, however, used as the basis of depreciation of assets as, being lower reserves than expected, they would not lead to depreciation which reasonably matches the expected value of the field to Woodside.

Reserves can also be estimated using a deterministic methodology. For Woodside's producing fields, probable reserves are verified using deterministic engineering methods. Hence, for producing fields, the probabilistic probable reserves closely equate to deterministic proved reserves.

All reserves determination methodologies rely on several estimated inputs which vary in confidence levels. Primary uncertainties inherent in estimating quantities of reserves are subsurface (geological and engineering) factors and commodity prices. Subsurface uncertainty is managed through capturing the risk associated with specific variables and their subsequent impact on reserves. Oil reserves are based on the 10 year rolling average crude oil price. Gas reserves future prices are based on contract terms and conditions and the 10 year rolling average crude oil price.

Woodside has a Hydrocarbon Resource Inventory Management (HRIM) process, which describes the standards, definitions and methodologies employed by the Company to estimate and report its discovered reserves. The HRIM process conforms to guidelines endorsed by the Society of Petroleum Engineers Inc. and World Petroleum Congress in March 1997. Adherence to these procedures ensures that the calculated reserves volumes are technically robust, consistent and auditable. The HRIM process and its application are subject to periodic external review and a large proportion of the resultant reserves estimations have been subject to independent external certification for major gas sales contracts, internal assurance and to support financing arrangements.

Reserves volumes reported and used in depreciation calculations are after deduction of fuel, flare and losses.

<u>Policy</u>

Costs

Oil and gas properties are shown in the Statement of Financial Position at cost. The cost of qualifying assets include borrowing costs that would have been avoidable, but for the relevant capital programs. Borrowing costs are predominantly made up of interest costs.

Costs are initially incurred against Projects in Development and are transferred to Producing Projects upon commencement of commercial operations for large integrated projects or upon physical completion for standalone or incremental assets.

Profits or losses resulting from the disposal of oil and gas property assets are recognised in the Statement of Financial Performance.

2. CRITICAL ACCOUNTING POLICIES (Continued)

(d) Oil & Gas Properties (Continued)

Depreciation / Amortisation

Oil and gas properties, other than freehold land, are depreciated at rates based on the expected economic lives of the assets. The majority of plant and equipment is depreciated on the UOP basis. Transferred Exploration and Evaluation costs are amortised on the relevant UOP basis for each area of interest. The probable reserves used in these calculations are updated at least annually and are sourced from the same data used to prepare the annual Reserves Statement. Marine vessels and carriers are depreciated on a straight-line basis over their useful lives. The rates are reviewed periodically to reflect technical and economic developments.

(e) Recoverable Amount of Non Current Assets

Discussion

In line with Accounting Standards, Woodside tests the recoverability of its non current assets at least bi-annually or when there are indicators of impairment.

Because of the integrated nature of many of Woodside's major assets, these assessments are performed on the basis of cash inflows derived from the combined operation of these groups of assets. Major assumptions in impairment tests are long term commodity prices and Australian dollar/US dollar exchange rates. Oil reserves and sales revenues are based on the 10 year rolling average crude oil price. Gas reserves and sales revenues are based on contract terms and conditions and the 10 year rolling average crude oil price. Foreign exchange rates used are based on market forecasts of future exchange rates.

Policy

The carrying amounts of non current assets are reviewed bi-annually, or when there is indication of an impairment loss, to determine whether they are in excess of their recoverable amount. If the carrying amount of a non current asset exceeds its recoverable amount the asset is written down to the lower value. In assessing the recoverable amount, the relevant cash flows have been discounted to their present value using market-based, pre-tax risk-adjusted rates.

(f) Derivative Financial Instruments and Hedges

Discussion

Woodside's financial performance is impacted to varying degrees by exposures to commodity price, foreign exchange and interest rate fluctuations, among other things. Each of these exposures, which are discussed below, are analysed and, when seen as appropriate (in line with Board approved treasury policies and approval requirements), various forms of hedges may be entered into. Woodside only hedges specific exposures.

The values of open hedges are recognised in the Statement of Financial Position to clearly communicate the status of Woodside's hedges (see Notes 12 & 22).

2. CRITICAL ACCOUNTING POLICIES (Continued)

(f) Derivative Financial Instruments and Hedges (Continued)

Commodity price

Woodside is impacted by fluctuations in the price of oil. A number of these impacts however offset each other; e.g. revenue movements are offset by movements in dependent costs (royalties, excise, Petroleum Resources Rent Tax and corporate taxes).

Where it is appropriate in the light of Woodside's treasury policies, the remaining exposures may be hedged.

Foreign exchange

Woodside is Australian based; however, as a function of its industry segment of oil and gas, it has predominantly US dollar cashflows. Woodside is accordingly exposed to risks arising from fluctuations in currency exchange rates, mainly Australian dollar/US dollar. Offsets between US dollar inflows (sales) and US dollar outflows (capital and operating expenditures and debt repayments) provide one method to manage the impacts of exchange rate changes.

Woodside's US dollar debt is used as a hedge of specified future US dollar revenues, thus this major impact of Australian dollar/US dollar exchange rate movements is deferred on the Statement of Financial Position until the designated US dollar revenue is earned (see Note 13). Various tests are in place to ensure this hedge relationship satisfies relevant hedge accounting requirements (e.g. designation, sufficiency, effectiveness, and profile of assumed debt repayment).

Interest rate

Woodside is also exposed to fluctuations in interest rates. These exposures are significantly less than for oil prices and exchange rates.

<u>*Policy*</u>

Discounts or premiums arising on entry to a specific hedge transaction are deferred and amortised over the life of the hedge. All open derivative financial instruments designated as a hedge are measured on a fair value basis and deferred in the Statement of Financial Position until settlement. Futures margin requirements are also recognised on the Statement of Financial Position until settlement. Settlements are accounted for on the same basis as the underlying physical exposure being hedged. Accordingly, hedging settlements are recognised in the Statement of Financial Performance at the same time as the underlying physical exposure.

The fair value, and changes in fair value, of any derivative financial instruments not designated as a hedge of specific transactions are recognised in the Statement of Financial Performance in the period in which the change occurs.

Commodity price contracts

Oil price swaps, options and oil futures are used to hedge portions of the oil price exposures within anticipated sales.

2. CRITICAL ACCOUNTING POLICIES (Continued)

(f) Derivative Financial Instruments and Hedges (Continued)

Foreign exchange contracts

In addition to foreign exchange forward agreements, swaps or options used to hedge specific future transactions, foreign currency loans are used as a hedge against specific future foreign currency sales revenues. Unrealised gains or costs arising from revaluation of the loans are deferred to the Statement of Financial Position and brought to account in the Statement of Financial Performance in the year that designated sales transactions occur.

Interest rate contracts

Interest rate swaps and options are used to hedge interest rate exposures within interest expense. The incurred portion of swap contracts is recognised on an accrual basis in the Statement of Financial Performance as an adjustment to interest expense during the period.

(g) Provision for Restoration

Discussion

In line with Woodside's Environmental Policy all Woodside activities are planned and performed so that adverse effects on the environment are either avoided or kept to an acceptable level while meeting all statutory requirements. This includes commitments to remove old subsea wellheads and restore operating locations in accordance with Australian and international oil and gas standards and practice.

Provision is made progressively for the eventual costs of restoration at a rate in line with the depreciation rate used for the primary assets at each location. See discussion within Note 2 (d) above. Workscope and cost estimates for restoration are reviewed annually and updated on a cyclical basis at least every three years. Woodside has a structured engineering cost estimating process which is followed in deriving the cost estimates.

Policy

Provision is made in the Statement of Financial Position for restoration of operating locations. The estimated costs are charged as an expense on a Units of Production (UOP) basis.

The nature of work planned by the Economic Entity for current offshore locations includes removal of topside facilities, mooring systems and substructures, abandonment of wells and the in situ abandonment of pipelines, following the purging of all contaminants, and for current onshore locations includes the removal of all facilities, as required, reinstatement and revegetation of the site similar to surrounding areas.

Provision is made in the Statement of Financial Position for removal of old subsea wellheads where a liability is assessed as existing and is charged as an expense. The nature of work planned by the Economic Entity for the removal of these old subsea wellheads involves the use of a specialised vessel to cut & recover the wellhead structure and for some wells, use of a mobile drilling unit to re-enter and abandon the well and remove the wellhead.

The costs are based on the latest estimated future costs, determined on a discounted basis, which are re-assessed regularly and exclude any allowance for potential changes in technology or material changes in legislative requirements.

The Economic Entity accounts for changes in cost estimates on a prospective basis.

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
Notes to and forming part of the Financial Report for the half-year ended 30 June 2004

3. OTHER SIGNIFICANT ACCOUNTING POLICIES

(a) Consolidation Principles

Consolidated financial statements are those of the Consolidated Group comprising Woodside Petroleum Ltd. (the "Chief Entity") and the entities ("Controlled Entities") it controlled from time to time during the period and at half-year end.

In preparing the financial report, the effects of all transactions between entities within the Consolidated Group are eliminated in full.

(b) Costs

Costs and expenses are recognised when it is probable that the consumption or loss of future economic benefits has occurred and they can be reliably measured. Specific cost recognition criteria are addressed below.

(c) Foreign Currency

Transactions

Foreign currency transactions are initially translated into Australian dollars at the exchange rate applying on the date of the transaction. The subsequent receipt or payment of funds relating to the transaction is translated at the rate applicable on the date of receipt or payment.

Assets and liabilities at balance date are translated at the exchange rate prevailing on balance date.

Except in relation to certain hedges (see Note 2(f)) exchange gains or costs, whether realised or unrealised, from the translation of assets and liabilities are included in the determination of operating profit.

Foreign Operations

Each foreign operation is assessed to determine if it is a self-sustaining or integrated operation. All current foreign operations are integrated operations, the financial statements of these operations are translated using the temporal rate method. No foreign operation is accounted for in a currency having a high inflation rate.

(d) Leases

Leases are classified at their inception as either operating or finance leases. This classification is based on the economic substance of the agreement and reflects which party retains substantially all of the risks and benefits incidental to ownership. For operating leases the minimum lease payments are recognised as an expense on a straight-line basis.

(e) Earnings per Share

Earnings per share is calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element. There are no factors that dilute basic earnings per share.

(f) Current Assets and Liabilities

Current assets and liabilities are recognised on the basis of assets expected to be realised or consumed and liabilities expected to be settled within the next twelve months.

3. OTHER SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Cash

Cash on hand, cash in banks and short-term deposits are stated at the lower of cost and net realisable value. For the purpose of the statement of cash flows, cash includes cash on hand, cash at bank and money market investments readily convertible to cash, net of bank overdrafts. Bank overdrafts are carried at the principal amount. Interest is charged as an expense on an effective yield basis.

(h) Trade and Other Receivables

Trade debtors are initially recorded at the amount of contracted sales proceeds. Receivables from related parties are recognised and carried at the nominal amount due.

(i) Inventories

Work in progress and finished stocks
Work in progress consists of stocks requiring further processing by the Group to convert them to finished stock.

Finished stocks represent hydrocarbon products that are in the form in which they will be sold by the Group.

Work in progress and finished stocks are valued at the lower of cost and net realisable value. Cost is derived on an absorption-costing basis and includes direct processing costs and an appropriate portion of fixed and variable overheads. Costs are assigned to finished stock on a weighted average basis.

Warehouse stores and materials
Warehouse stores and materials represent consumable supplies and maintenance spares expected to be used in production and are valued at weighted average cost. Cost comprises purchase, inspection and transportation costs.

Warehouse stores and materials determined to be obsolete or damaged are written down to net realisable value. No general provision for obsolescence is made in the accounts of the Group.

(j) Investments

Controlled entities
Investments in controlled entities are carried at the lower of cost and recoverable amount. Dividends are recognised upon attaining the right to receive. These transactions are eliminated in the consolidated financial statements.

Other entities
Investments in other entities are carried at the lower of cost and recoverable amount. Investments in associates are carried at the lower of the equity-accounted amount and recoverable amount in the consolidated financial statements and the lower of cost and recoverable amount in the relevant entities financial statements.

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
Notes to and forming part of the Financial Report for the half-year ended 30 June 2004

3. OTHER SIGNIFICANT ACCOUNTING POLICIES (Continued)

(k) Other Plant & Equipment

Cost
Other plant and equipment is carried at cost. Profits or losses resulting from the disposal of other plant and equipment are recognised in the Statement of Financial Performance.

Depreciation
Depreciation of other plant and equipment is provided at rates based on the expected economic lives of the assets. The majority of these assets are depreciated on a straight line basis with a useful life of 5 years (2003: 5 years).

(l) Debt Establishment Costs

Debt establishment costs are carried forward and amortised over the lives of the financing facilities.

(m) Financial Instruments Included in Assets

Bank and money market deposits, loans, marketable securities and marketable equity securities are carried at cost. Purchases and sales of investments are recognised on the trade date, which is when control of the investment has passed from the seller to the purchaser.

(n) Provisions

Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the end of the reporting period. These benefits include wages and salaries, annual leave, long service leave and the provision of interest free loans under the Woodside Employee Share Plan. Liabilities arising in respect of wages and salaries, annual leave, sick leave (regardless of whether they are expected to be settled within 12 months) and other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the end of the reporting period.

In determining the present value of future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the terms of the related liability are used. Rates which approximate the Group's incremental borrowing rate are used to determine the present value of cash inflows arising from the employee share plan receivable.

The cost of providing interest free loans to employees under the Woodside Employee Share Plan affects Woodside's reported performance through increased employee benefit costs each period. Any costs arising from the limited-recourse component of the plan are recognised as an employee expense in the period that they are incurred. The option value to the employee of the limited-recourse nature of the Plan is not charged as an employee benefit expense. The costs to the company of providing the Share Plan benefit to employees is included in determining the remuneration of relevant employees as disclosed in the Group's Full Financial Report.

3. OTHER SIGNIFICANT ACCOUNTING POLICIES (Continued)

(n) Provisions (continued)

Contributions to the Group's superannuation plans by entities within the Group are charged against profit when due. The Group does not record excesses of assets over accrued membership benefits of the superannuation funds' defined benefits categories as an asset in the Financial Report.

Directors' retiring allowance
Provision is made for directors' retiring allowance accrued in accordance with the rules approved by shareholders. At the 2004 Annual General Meeting, shareholders approved the cessation of the accrual of directors' retiring allowance as from 30 April 2004. In accordance with the agreed rules, one director has elected to have the accrued allowance indexed, the other directors have chosen to convert their accrued allowance to shares. The shares for the latter directors have been purchased and are held in trust, creating effective defeascence of that liability.

Income tax
Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the accounts and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at rates applicable to the expected period of reversal, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Tax consolidations
Legislation to allow groups, comprising a parent entity and its Australian resident wholly-owned entities, to elect to consolidate and be treated as a single entity for income tax purposes was substantially enacted on 21 October 2002. This legislation which includes both mandatory and elective elements is applicable to the Woodside Group of Companies.

Woodside expects to enter into tax consolidation with effect from 1 January 2004. Woodside Petroleum Ltd. will be the head entity, relevant tax sharing agreements will be put in place, formal election to join a tax consolidated group will be made with the lodgement of the 2004 Tax Returns in June 2005.

The impact of mandatory and elective elements of the tax consolidation regime on existing deferred tax balances of the Group has been reflected in the 2004 half-year financial statements based on reasonable best estimates. The estimates also have the effect of establishing reset tax values for a range of capital assets which create permanent differences which are not recognised unless a transaction occurs in relation to an asset. In this context the sale of the 40% interest in the Enfield area creates an event which accesses those reset tax values. The best estimate of this impact on the Enfield sale is recognised in the accounting for that sale. It is expected that the actual impacts realised by the Woodside group from forming a tax consolidated group will be reflected in the financial report for the financial year ending 31 December 2004.

3. OTHER SIGNIFICANT ACCOUNTING POLICIES (Continued)

(o) Financial Instruments Included in Liabilities

Corporate debt is initially recorded at the principal amount. Interest is charged as an expense as it accrues.

Loans, debentures and notes payable are recognised when issued at the principal amount, with any discount on issue separately recognised and amortised over the period to maturity.

Trade creditors and accruals are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the Group.

Dividends payable are recognised when payment is due by the Group.

(p) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except:

(a) where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable, and
(b) receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(q) Share Capital

Ordinary share capital is recorded at value of consideration received. The costs of issuing shares are charged against the share capital. Ordinary share capital bears no special terms or conditions affecting income or capital entitlements of the shareholders.

4. IMPACT OF INTERNATIONAL FINANCIAL REPORTING STANDARDS ON WOODSIDE ACCOUNTING POLICIES

(a) Background

Australia, through the Financial Reporting Council and the Australian Accounting Standards Board, is amending Australian Accounting Standards to converge with International Financial Reporting Standards ("IFRS") effective 1 January 2005.

Woodside's IFRS Implementation Project was commenced in 2003 and regularly reports progress to the Board Audit and Risk Committee. The project is on schedule to provide IFRS compliant financial reports in 2005.

Effect of IFRS upon Woodside Financial Reporting

Woodside's future financial reporting will reflect IFRS impacts as follows:

31 December 2004	Preparation of 2004 Q4 ASX release and 2004 Annual Financial Report under existing Australian GAAP.
1 January 2005	Transition of systems and processes to enable IFRS compliant financial reporting.
March, June, September, December 2005	2005 quarterly ASX releases prepared under IFRS with 2004 comparatives restated for IFRS.
30 June 2005	2005 Half-Year Financial Report prepared under IFRS with comparatives for 30 June 2004 restated for IFRS.
31 December 2005	2005 Annual Financial Report prepared under IFRS with comparatives for 31 December 2004 restated for IFRS.

The presentation of comparative information under IFRS for 2004 will differ to the financial report prepared under Australian Generally Accepted Accounting Principles ("A GAAP") at 31 December 2004. Detailed disclosure will be provided in both the 30 June and 31 December 2005 financial statement of adjustments required to align the 2004 comparative information with IFRS.

Project Milestones and Achievements

The following activities have been achieved by the project in implementing the requirements of IFRS within Woodside:

- Key differences presentation to Audit and Risk Committee;
- Detailed diagnostic review of Australian GAAP to IFRS; and
- Decisions made on key accounting policies.

The current focus is now on detailed calculations to establish the transitional balance sheet and preparation for the audit of transitional entries, preparation of revised accounting processes and procedures and preparation of required system changes.

Governance

The Project reports through the Chief Financial Officer. IFRS transition is a standing agenda item for the Board Audit and Risk Committee. The Project is supported by a management steering group and a group of financial reporting experts within Woodside. Project outcomes

are being audited by Woodside's External Auditor. Where necessary external advisors (separate from the external auditor) are being engaged to advise on specific matters.

(b) Key Differences

First time adoption impacts of IFRS are effected through opening balance transitional entries.

The key differences between existing Australian GAAP and IFRS as they impact the Woodside group are:

Exploration and Evaluation

It is expected that Woodside's existing policy of accounting for exploration and evaluation activity through application of the successful efforts approach will comply with IFRS requirements and therefore no difference is expected to result either from the treatment of costs or from impairment testing. Uncertainty remains in relation to accounting for extractive activities within the IFRS regime as no specific standard has yet been finalised. Woodside's expectation is founded on the implementation of the stated "grandfathering" approach embodied in ED 6 Exploration for and Evaluation of Mineral Resources and as discussed by the IASB in July 2004.

Petroleum Resource Rent Tax (PRRT)

Under IFRS the Income Taxes standard extends the scope of tax effect accounting to encompass Petroleum Resource Rent Tax (PRRT). Woodside currently accounts for PRRT on an incurred liability basis. Under IFRS a deferred PRRT liability will be recognised for the differences that have accumulated between the PRRT tax base of assets and their accounting base. These differences arise from the earlier deductibility for PRRT when compared to Woodside's successful efforts based accounting outcomes. These timing differences will reverse as the future projects generate PRRT assessable income. The initial adoption will reduce opening retained earnings however t is expected that there will be only a minor increase in current period PRRT expense.

Employee Share Plan

Applicable from 1 January 2005, it is expected that Woodside's employee share plan will be treated as a share option arrangement. Under the approach the principal amount of the interest free, limited-recourse loans to acquire shares will be reclassified as a separate class of shareholders equity. We anticipate that dividends paid on shares the subject of such loans, to the extent they are retained to repay the loans, will be offset against that separate class of shareholder equity. In addition, for new limited recourse loans issued post 1 January 2005, it is expected that Woodside will be required to recognise within the profit and loss a compensation expense measured at the fair value of the 'share option' inherent in the limited recourse loans issued to employees.

Functional and Presentation Currency

Woodside has determined that the functional currency of its major Australian operating subsidiaries for IFRS purposes will be Australian dollars. The majority of Woodside's foreign subsidiaries will have the US dollar as their functional currency as a reflection of their operating conditions. The presentation currency of the Group will continue to be Australian dollars.

The impact on Woodside will be that the US dollar subsidiaries will be converted into Australian dollars at the closing rate and any exchange movements will be recorded through a foreign currency translation reserve. This is expected to have a minimal impact on profit and loss and net assets. Future impacts on net assets are dependent upon movements in the Australian to

US dollar exchange rate.

Borrowing Costs

Woodside has elected to continue to capitalise interest on qualifying projects, however foreign exchange differences will now be expensed to profit and loss. Consequently, net foreign exchange losses previously capitalised, reduced by applicable depreciation and amortisation, will be expensed to opening retained earnings on transition to IFRS.

Provisions for Restoration

IFRS requires that the present value of restoration obligations associated with Woodside's projects be recognised as a non-current liability and the cost of future restoration be capitalised as part of the relevant project. The capitalised cost is amortised over the life of the project and the provision is accreted periodically as the discounting of the liability unwinds. The unwinding of the discount is recorded as interest expense. Restoration expense is expected to be marginally lower.

Financial Instruments

IFRS's applicable to financial instruments apply from 1 January 2005, meaning that the comparative period of 2004 is not required to be restated unlike the majority of other IFRS standards which require retrospective application.

Under IFRS recognition and measurement of all financial instruments at fair value is required. Unless detailed hedge accounting requirements are met, movements in fair value of financial instruments must be taken to the profit and loss statement. Woodside is changing processes to continue to meet the requirements for hedge accounting where applicable.

Reported results may contain increased volatility depending upon the nature and extent of hedging and other financial instruments and market movements of valuation parameters such as foreign exchange, commodity prices and interest rates.

US Dollar Borrowings - Foreign Exchange Rate Translation Differences

Under Australian GAAP Woodside has deferred all foreign exchange differences on its US dollar borrowings on the basis that a foreign exchange rate hedge exists between US dollar borrowings and US dollar revenues. The foreign exchange differences are recognised in the profit and loss when the designated US dollar revenue is derived.

Under IFRS the US dollar borrowings have been assessed as not meeting the requirements for hedge accounting, due to the changed designation requirements. Therefore, as at 1 January, 2005 the amount then deferred as an exchange gain or loss on the US dollar debt will be taken to retained earnings. Subsequent to 1 January, 2005 the US dollar borrowings will be re-designated as hedges of net investments in Woodside subsidiaries with a US dollar functional currency. Exchange differences that arise on the designated amount will be recorded through the foreign currency translation reserve. The translation differences arising from US dollar borrowings that are not so designated will be recorded in the profit and loss. The financial impact upon adoption of IFRS is dependent upon movements in the Australian to US dollar exchange rate.

Embedded Derivatives

IFRS also introduces from 1 January 2005 the concept of embedded derivatives and requires the identification, recognition and measurement of derivatives embedded within contracts that

a company may enter. Embedded derivatives are required to be fair valued and movements reported in the profit and loss statement. Woodside is currently reviewing contracts to determine the extent of any embedded derivatives.

Investments

Under IFRS investments in equity securities that have readily determinable fair values are classified as either Trading or Available for Sale and carried at fair value. Unrealised gains or losses on investments held as Trading are reported in profit and loss and for investments held Available for Sale are reported in shareholders' equity. Woodside's investments are expected to be classified as Available for Sale reflecting the intention to hold these investments rather than actively trade in them. Transitional and period impacts are dependent upon movements in the share price of the investment.

Income Tax

Under IFRS, the balance sheet liability method is followed. The balance sheet liability method focuses on the tax effect of transactions and other events that affect amounts recognised in either the accounting Balance Sheet or the tax balance sheet. The transition for this is expected to reduce opening retained earnings.

Defined Benefit Superannuation Fund

Woodside's employee compensation expense will need to recognise an actuarially determined "net periodic pension cost", for employees in the defined benefit category of the Woodside Superannuation Fund. Additionally the surplus or deficiency of the defined benefit plan will be recognised as an asset or liability in Woodside's balance sheet. Less than 25% of current employees are members of the defined benefit category, which at 31 December 2003 had a minor surplus of assets compared to vested benefits.

Profit on Sale of Assets

Under IFRS the difference between the sales proceeds and the cost base of the assets sold is presented as a net gain or loss rather than the present separate recognition of proceeds as revenue and cost of assets sold as an expense.

Costs of Start-Up Activities

Remaining carried forward amounts of start up costs and pre-production costs not eligible for capitalisation under IFRS, which were incurred up to 1985, and are currently being amortised under A GAAP are required by IFRS to be charged to opening retained earnings.

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
Notes to and forming part of the Financial Report for the half-year ended 30 June 2004

	Consolidated Half Year 2004 $000	Consolidated Half Year 2003 $000
5. PROFIT FROM ORDINARY ACTIVITIES		
Profit from ordinary activities before income tax is arrived at after taking into account:		
(a) Revenues from oil & gas operations		
Sales revenue		
Liquefied Natural Gas and Domestic Gas	316,981	358,312
Condensate - NWS	217,430	233,023
Condensate - Ohanet	24,620	-
Oil – Laminaria	154,552	186,039
Oil – NWS	154,311	180,033
Oil – Legendre	76,615	102,222
Liquefied Petroleum Gas - NWS	15,446	37,614
Liquefied Petroleum Gas - Ohanet	15,768	-
	975,723	1,097,243
LNG ship charter revenue	18,723	21,358
Total revenues from oil & gas operations	994,446	1,118,601
(b) Cost of sales		
Cost of production		
Production costs	(70,371)	(69,169)
Royalty and excise	(102,308)	(107,351)
Petroleum Resource Rent Tax	(24,239)	(65,559)
Third party gas	(1,737)	(2,431)
Insurance	(6,372)	(10,680)
Product inventory movement	(2,422)	(17,138)
	(207,449)	(272,328)
Shipping and Marketing Costs		
LNG shipping	(33,947)	(41,418)
Other liquids shipping	(1,253)	1,871
Marketing	(5,511)	(1,356)
	(40,711)	(40,903)
Oil & gas property depreciation/amortisation		
Land and buildings	(5,630)	(5,353)
Transferred exploration and evaluation	(13,206)	(16,482)
Plant and equipment	(114,503)	(89,333)
Marine vessels and carriers	(2,707)	(2,358)
	(136,046)	(113,526)
Provision for restoration of operating locations	(8,918)	(9,143)
Total cost of sales	(393,124)	(435,900)

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
Notes to and forming part of the Financial Report for the half-year ended 30 June 2004

Gross profit	601,322	682,701

		Consolidated Half Year	
		2004	**2003**
		$000	**$000**
5.	**PROFIT FROM ORDINARY ACTIVITIES (Cont.)**		
(c)	**Other revenues from ordinary activities**		
	Interest revenue	15,543	14,263
	Dividends	267	1,437
	Management and other fees	13,280	29,819
	Exchange fluctuations		
	Cash balances	14,563	-
	Other items (including fx hedges)	75,382	-
	Proceeds on sale of assets		
	Exploration & evaluation	588,904	15,133
	Oil & gas properties	41,252	365
	Other plant & equipment	18,963	61
	Total other revenues from ordinary activities	768,154	61,078
(d)	**Share of associates' net profit/(loss)**	(3,475)	(2,553)
(e)	**Borrowing costs expensed**		
	Interest expense	(28,051)	(29,575)
	Borrowing costs (interest) capitalised	115	1,703
	Other debt servicing costs	(596)	(626)
	Amortisation of debt establishment costs	(534)	(477)
		(29,066)	(28,975)

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
Notes to and forming part of the Financial Report for the half-year ended 30 June 2004

	Consolidated Half Year 2004 $000	Consolidated Half Year 2003 $000
5. PROFIT FROM ORDINARY ACTIVITIES (Cont.)		
(f) Other expenses from ordinary activities		
Exploration		
Expensed	(86,315)	(161,450)
Amortisation of licence acquisition costs	(12,392)	(11,921)
	(98,707)	(173,371)
Corporate		
Administration	(17,979)	(21,636)
Depreciation	(5,743)	(6,654)
	(23,722)	(28,290)
Business development	(12,875)	(12,666)
Other costs		
Diminution in value of investments	-	(1,268)
Exchange fluctuations		
Cash balances	-	(3,639)
Other items (including fx hedges)	-	(39,197)
Financial instruments no longer specific hedges	(1,129)	424
Written down value of assets sold/disposed of		
Exploration and evaluation	(152,518)	(5,595)
Oil & gas properties	(50,664)	(72)
Other plant & equipment	(19,389)	(68)
Other	(144)	(11,755)
	(223,844)	(61,170)
Total other expenses from ordinary activities	(359,148)	(275,497)
Profit/(loss) from ordinary activities before income tax	977,787	436,754

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
Notes to and forming part of the Financial Report for the half-year ended 30 June 2004

	Consolidated Half Year 30 June 2004 $000	Consolidated Half Year 30 June 2003 $000
6. INCOME TAX		
The reconciliation of the prima facie tax charge on operating profit with the income tax expense in the Statement of Financial Performance is as follows:		
Prima facie income tax on the operating profit at 30% (2003: 30%)	293,336	131,026
Permanent differences:		
Non-allowable depreciation	1,954	1,631
Non-deductible E&E write offs and disposals	142	(198)
Foreign exploration losses not brought to account	27,401	27,559
Estimated capital losses not previously recognised	(68,003)	-
Diminution in value of investments – other entities	-	380
Research and development incentive	(842)	(754)
Tax rate differential on non-Australian income	6,798	-
Other	(7,024)	(1,832)
Under/(over) provision in previous years	(608)	6,780
Income tax expense/(benefit) attributable to profit from ordinary activities	253,154	164,592
Income tax expenses comprises:		
Provision attributable to future years		
Deferred tax liability	37,884	34,612
Current income tax payable	215,270	129,980
Income tax expense/(benefit)	253,154	164,592

	Consolidated Half Year 2004 $000	Consolidated Half Year 2003 $000

7. SPECIFIC ITEMS WITHIN PROFIT FROM ORDINARY ACTIVITIES

Individually significant items

Profit from ordinary activities after income tax, *includes* the following revenues and expenses whose disclosure is relevant in explaining the financial performance of the entity:

	2004 $000	2003 $000
Sale of 40% interest in permit WA-271-P (see Notes 2(b) and 5):		
Proceeds on sale - Exploration & evaluation	589,140	-
Proceeds on sale - Oil & Gas properties	40,945	-
	630,085	-
Costs of assets sold	(193,461)	
	436,624	-
Applicable income tax expense	(62,984)	-
	373,640	-

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
Notes to and forming part of the Financial Report for the half-year ended 30 June 2004

		Consolidated Half Year 2004 $000	Consolidated Half Year 2003 $000
8.	**EARNINGS PER SHARE**		
	Basic earnings per share and diluted earnings per share are identical		
	Earnings/(loss) used in calculating basic and diluted earnings per share	724,633	272,162
	Basic earnings per share (cents)	108.7	40.8
	Weighted average number of shares on issue	666,666,667	666,666,667
9.	**DIVIDENDS**		
(a)	**Dividends Paid during the half year**		
	Franked Final dividend 25 cents (2003: 41 cents)	166,667	273,333
(b)	**Dividends in relation to reported periods**		
	Dividends declared after period end (see Note 30)		
	Franked Interim dividend 27 cents (2003: 21 cents)	180,000	140,000

	Consolidated Half Year 2004 $000	Consolidated Half Year 2003 $000

9. DIVIDENDS (Cont.)

(c) Franking Credit Balance

The tax rate at which dividends have or will be franked is 30% (2003: 30%). The amount of franking credits available for the subsequent financial year are:

	2004 $000	2003 $000
Franking credits available following payment of tax and dividends in respect of previous period	531,080	357,537
Franking credits arising from instalments of tax paid in respect of current year	83,183	66,450
Franking credits arising from received franked dividends	107	101
Franking account balance as at the end of the period	614,370	424,088
Franking credits that will arise from the payment of income tax payable as at the end of the period	128,519	61,361
Franking debits arising from the payment of final dividends	(77,143)	(60,000)
Franking account balance after payment of tax and dividends	665,746	425,449

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
Notes to and forming part of the Financial Report for the half-year ended 30 June 2004

	Consolidated	
	30 June 2004 $000	31 December 2003 $000
10. RECEIVABLES		
Current		
Trade debtors	182,150	171,021
Other debtors – other entities	172,816	79,289
Dividend receivable – other entities	-	7,342
Accrued interest income	3,110	3,226
Deferred proceeds on sale – other entities	201,339	-
	559,415	260,878
Non-current		
Loans for employee share plan	138,769	128,538
Deferred proceeds on sale – other entities	-	178,714
	138,769	307,252
11. INVENTORIES		
Current		
Petroleum products at cost		
Work in progress	517	166
Finished stocks	8,213	10,986
Warehouse stores and materials at cost	11,284	2,855
	20,014	14,007
Non-current		
Warehouse stores and materials at cost	11,756	18,264
	11,756	18,264
12. OTHER FINANCIAL ASSETS		
Current		
Unrealised cost on open oil price hedges	17,819	31,010
Unrealised receivable on open fx hedges	26,591	38,589
Unrealised receivable on open interest rate hedges	1,373	1,234
Unrealised cost on gas purchase commitments	4,252	2,290

	50,035	73,123

	Consolidated 30 June 2004 $000	Consolidated 31 December 2003 $000
12. OTHER FINANCIAL ASSETS (Continued)		
Non-current		
Investments – Not equity accounted		
Shares in listed entities – at cost		
Ocean Power Technologies Inc.		
(Wave energy power systems, 2.98%)	5,825	5,825
Less: Provision for diminution in value	(1,362)	(1,362)
	4,463	4,463
Hardman Resources Ltd (Oil & Gas, 10.47%)	66,420	45,437
Geodynamics Limited (Hot dry rock technology-15.39%)	5,564	-
Total shares in listed entities	76,447	49,900
Shares in unlisted entities – at cost		
Ocean Power Technologies (Australasia) Pty Ltd		
(Wave energy power systems, 10.46%)	2,000	2,000
Less: Provision for diminution in value	(2,000)	(2,000)
	-	-
Other entities – at cost	2,846	2,846
Less: Provision for diminution in value	(2,772)	(2,772)
	74	74
Total shares in unlisted entities	74	74
Total investments	76,521	49,974
Financial instruments (hedges) - at fair value		
Unrealised cost on open oil price hedges	-	497
Unrealised receivable on open fx hedges	13,548	28,762
Unrealised cost on open interest rate hedges	7,594	-
Unrealised receivable on open interest rate hedges	-	5,797
	21,142	35,056
Other financial assets		
Unrealised cost on gas purchase commitments - at fair value	22,887	21,004
	120,550	106,034

		Consolidated 30 June 2004 $000	Consolidated 31 December 2003 $000
13.	**OTHER ASSETS**		
	Current		
	Deferred cost on realised oil price hedge settlements	6,221	3,717
	Deferred premiums on fx options	1,044	1,558
	Prepayments	12,265	6,067
		19,530	11,342
	Non-current		
	Debt establishment costs	10,658	10,688
	Less: Accumulated amortisation	(4,082)	(3,548)
		6,576	7,140
	Deferred exchange loss on borrowings	70,162	-
	Deferred cost of settled interest rate hedges	1,846	2,089
	Prepayments	7,355	7,793
	Deferred employee benefit expense	9,765	10,449
		95,704	27,471
14.	**EQUITY ACCOUNTED INVESTMENTS**		
	Investments – at equity accounted amount	17,309	24,096
	Less: Provision for diminution in value	(15,000)	(15,000)
		2,309	9,096
15.	**EXPLORATION & EVALUATION (NON CURRENT)**		
	Focus areas - at Cost		
	Australia		
	Browse	6,209	6,010
	Carnarvon	125,325	350,044
	Timor Sea	73,687	63,606
	Victoria (Gippsland, Otway)	23,950	89,255
	United States of America		
	Gulf of Mexico	65,326	60,455
	Africa		
	West Africa (Mauritania, Canaries, Sierra Leonne)	84,168	105,582
	North Africa (Algeria, Libya)	4,724	4,717
	Total exploration and evaluation	383,389	679,669
	Less accumulated amortisation	(36,805)	(26,151)
		346,584	653,518

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
Notes to and forming part of the Financial Report for the half-year ended 30 June 2004

	Consolidated	
	30 June 2004 $000	31 December 2003 $000
16. OIL & GAS PROPERTIES (NON CURRENT)		
Producing projects		
Land and buildings	312,601	312,589
Less: Accumulated depreciation	(181,319)	(175,977)
Total land and buildings	131,282	136,612
Transferred exploration and evaluation	189,105	190,207
Less: Accumulated amortisation	(116,118)	(109,610)
Total exploration and evaluation	72,987	80,597
Plant and equipment	4,228,103	4,116,346
Less: Accumulated depreciation	(2,157,977)	(2,060,482)
Total plant and equipment	2,070,126	2,055,864
Marine vessels and carriers	296,434	252,687
Less: Accumulated depreciation	(121,492)	(118,836)
Total marine vessels and carriers	174,942	133,851
Total producing projects	2,449,337	2,406,924
Projects in development		
Land and buildings	2,249	1,032
Transferred exploration and evaluation	290,657	7,621
Plant and equipment	535,722	532,874
Marine vessels and carriers	-	36,703
Total projects in development	828,628	578,230
Total oil and gas properties	3,277,965	2,985,154
17. OTHER PLANT & EQUIPMENT (NON CURRENT)		
Plant and equipment	104,263	88,742
Less: Accumulated depreciation	(22,617)	(52,041)
	81,646	36,701
Assets under construction	37,362	101,209

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
Notes to and forming part of the Financial Report for the half-year ended 30 June 2004

Total plant and equipment	119,008	137,910

	Consolidated	
	30 June 2004 $000	31 December 2003 $000
18. DEFERRED TAX ASSETS (NON-CURRENT)		
Future income tax benefit	179	649
19. PAYABLES (CURRENT)		
Trade creditors	170,573	181,212
Other creditors	107,602	136,184
Interest payable – other persons	19,489	18,387
	297,664	335,783
20. TAX LIABILITIES		
Current		
Income tax payable	128,518	100,992
Non-current		
Deferred income tax liability	492,512	455,090
21. PROVISIONS		
Current		
Employee benefits	56,714	52,858
Directors' retiring allowance	-	161
Termination benefits	-	2,045
	56,714	55,064
Non-current		
Restoration of operating locations	150,322	141,404
Employee benefits	13,722	13,435
Directors' retiring allowance	336	1,713
	164,380	156,552

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
Notes to and forming part of the Financial Report for the half-year ended 30 June 2004

		Consolidated	
		30 June 2004 $000	31 December 2003 $000
22.	**OTHER LIABILITIES**		
	Current		
	Unrealised liability on open oil price hedges	18,577	31,010
	Unrealised revenue on open fx hedges	26,591	38,589
	Unrealised revenue on open interest rate hedges	1,373	1,234
	Unearned revenue	83,527	13,624
	Unrealised liability on gas purchase commitments	4,252	2,290
		134,320	86,747
	Non-current		
	Unrealised liability on open oil price hedges	-	497
	Unrealised revenue on open fx hedges	13,548	28,762
	Unrealised liability on open interest rate hedges	7,594	-
	Unrealised revenue on open interest rate hedges	-	5,797
	Deferred revenue on settled interest rate hedges	798	838
	Deferred exchange gain on borrowings	-	20,386
	Unrealised liability on gas purchase commitments	22,887	21,004
	Unearned revenue	54,080	12,880
		98,907	90,164
23.	**INTEREST BEARING LIABILITIES (NON-CURRENT)**		
	Bonds - US Dollar denominated	1,158,748	1,068,376
		1,158,748	1,068,376
24.	**CONTRIBUTED EQUITY**		
	666,666,667 ordinary shares	706,491	706,491

	Consolidated 30 June 2004 $000	Consolidated 31 December 2003 $000
25. RETAINED PROFITS		
Movements in retained profits		
Balance at the beginning of the half year	1,727,040	1,613,891
Net profits/(loss) attributable to the members of Woodside Petroleum Ltd. for the half year	724,633	272,162
Dividends paid	(166,667)	(273,333)
Balance at the end of the half year	2,285,006	1,612,720
Movements for the period 1 July to 31 December 2003		
Adjustment arising from adoption of revised accounting standard AASB 1028 "Employee Benefits"		(203)
Net profits attributable to the members of Woodside Petroleum Ltd.		254,523
Dividends paid		(140,000)
Balance at the end of the previous financial year		1,727,040

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
Notes to and forming part of the Financial Report for the half-year ended 30 June 2004

		Consolidated	
		2004	2003
		$000	$000
26.	**NOTE TO THE STATEMENT OF CASH FLOWS**		
(a)	**Reconciliation of net cash from operating activities to operating profit after income tax**		
	Operating profit after income tax	724,633	272,162
	Depreciation and amortisation	154,715	132,588
	Exchange (gains)/losses on cash balances	(14,563)	3,639
	Exchange (gains)/losses on USD deferred settlement	(15,476)	(1,163)
	Exchange (gains)/losses on receivable	(46,566)	-
	Exchange (gains)/losses other	1,453	-
	(Profit)/loss on sale/retirement of assets	(429,571)	(831)
	Unearned income	42,089	(1,336)
	Share of associates net (profit)/loss	3,475	2,553
	Diminution in value of investments	-	1,268
	Exploration expense	86,315	177,649
	Decrease/(increase) in assets		
	Trade debtors	(16,255)	6,353
	Interest receivable	116	84
	Prepayments	6,089	10,814
	Inventories	2,720	24,347
	Other assets	1,372	(58,596)
	(Decrease)/increase in liabilities		
	Income tax	65,419	(13,907)
	Provisions	9,474	20,476
	Creditors and other items	(36,008)	(7,504)
	Net cash from operating activities	539,431	568,596

		30 June 2004	31 December 2003	30 June 2003
(b)	**Components of Cash**	**$000**	**$000**	**$000**
	Cash at Bank	14,567	4,073	9,592
	Money market deposits	746,875	163,528	29,125
	Commercial paper	-	10,000	-
	Net Cash	761,442	177,601	38,717

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
Notes to and forming part of the Financial Report for the half-year ended 30 June 2004

27. SEGMENT REPORTING

(a) Business Segments

The Group has the following reportable segments.

North West Shelf Ventures
Exploration, evaluation, development and production (LNG, Domgas, Condensate, LPG and Crude Oil) from the North West Shelf Venture

Australian Oil
Exploration, evaluation, development, production and sale of crude oil, in assigned permit areas and from the Laminaria and Legendre developments

Group and Unallocated
This segment comprises the activities undertaken by all other business units and corporate costs

(b) Geographical Segments

The consolidated entity's divisions operate in two main geographical segments

Australia
The main operating activities of the entity, producing assets and a significant portion of sales are within Australia.

Asia
The majority of the entity's sales are made to customers within this region

Other
Exploration, evaluation, development and production activities outside of Australia ie. Mauritania, Senegal, Algeria and Gulf of Mexico.

(c) Segment accounting policies

Segment accounting policies are the same as the consolidated entity's policies described in Notes 1, 2 and 3.

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES
Notes to and forming part of the Financial Report for the half-year ended 30 June 2004

27. SEGMENT REPORTING (Continued)

Primary Reporting – Business Segments

	North West Shelf Ventures		Australian Business Unit		Group and Unallocated		Consolidated	
	2004 $000	2003 $000	2004 $000	2003 $000	2004 $000	2003 $000	2004 $000	2003 $000
Revenue								
Revenue from oil & gas operations	**722,890**	831,039	**231,167**	287,562	**40,389**	-	**994,446**	1,118,601
Cost of Sales								
Production costs	**(50,773)**	(61,974)	**(25,949)**	(37,444)	**(4,181)**	-	**(80,903)**	(99,418)
Royalties, Excise and PRRT	**(85,843)**	(101,728)	**(40,704)**	(71,182)		-	**(126,547)**	(172,910)
Shipping and marketing	**(38,315)**	(40,755)	**(2,396)**	(148)		-	**(40,711)**	(40,903)
Depreciation and amortisation	**(79,974)**	(56,044)	**(32,958)**	(57,482)	**(23,113)**	-	**(136,045)**	(113,526)
Restoration provision	**(7,140)**	(6,164)	**(1,778)**	(2,979)		-	**(8,918)**	(9,143)
Total cost of sales	**(262,045)**	(266,665)	**(103,785)**	(169,235)	**(27,294)**	-	**(393,124)**	(435,900)
Gross Profit	**460,845**	564,374	**127,382**	118,327	**13,095**	-	**601,322**	682,701
Other revenue	**262**	2,096	**678,025**	2,216	**89,867**	56,766	**768,154**	61,078
Share of net profit of equity accounted associates		-		-	**(3,475)**	(2,553)	**(3,475)**	(2,553)
Borrowing costs expensed	**(467)**	-		-	**(28,599)**	(28,975)	**(29,066)**	(28,975)
Other expenses from ordinary activities	**(14,671)**	-	**(195,299)**	-	**(149,178)**	(275,497)	**(359,148)**	(275,497)
Segment result	**445,969**	566,470	**610,108**	120,543	**(78,290)**	(250,259)	**977,787**	436,754
Income tax expense							**(253,154)**	(164,592)
Net profit							**724,633**	272,162

Secondary Reporting – Geographical Segments

	Australia		Asia		Other		Consolidated	
	2004 $000	2003 $000	2004 $000	2003 $000	2004 $000	2003 $040	2004 $000	2003 $000
Segment Revenue								
Revenue from oil & gas operations	**200,769**	249,353	**715,508**	842,731	**78,169**	26,517	**994,446**	1,118,601

28. CHANGE IN COMPOSITION OF THE GROUP

Since the last annual reporting annual date, there have been no significant changes in the composition of the Group.

29. CONTINGENT ASSETS AND LIABILITIES

Since the last annual reporting date, the following change has occurred in contingent assets and liabilities.

China Equity Sale

The North West Shelf participants and CNOOC Limited (a listed subsidiary of China National Offshore Oil Corporation) announced on 16 May 2003 the formalisation of agreements to provide for CNOOC subsidiary CNOOC NWS Private Ltd. to acquire an interest in the NWS Venture titles and to secure rights to use NWS Venture infrastructure to process gas.

At 30 June 2004 regulatory and other approvals required to complete these agreements remain outstanding.

The various agreements have been extended to 31 August 2004. Accordingly this sale transaction continues not to be recognised in these financial statements

30. SUBSEQUENT EVENTS

Dividends

On 18 August 2004 Woodside declared an interim dividend of 27 cents per share fully franked (2003: 21 cents per share fully franked).

These dividends will be payable to shareholders registered on 03 September 2004 and will be paid on 24 September 2004.

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES

DIRECTORS' DECLARATION

In accordance with a resolution of directors of Woodside Petroleum Ltd., we state that -

In the opinion of the directors:

(a) the financial statements and notes of the consolidated entity for and as at the half-year ended 30 June 2004 are in accordance with the Corporations Act 2001 ("Corporations Act") including:

(i) section 304 (compliance with accounting standards) of the Corporations Act; and

(ii) section 305 (true and fair view) of the Corporations Act; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

For and on behalf of the Board

Director
Perth, 18 August 2004

Director
Perth, 18 August 2004

WOODSIDE PETROLEUM LTD. AND ITS CONTROLLED ENTITIES

INDEPENDENT REVIEW REPORT

To the members of Woodside Petroleum Ltd.

Scope

The financial report and directors' responsibility
The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Woodside Petroleum Ltd. (the company) and the consolidated entity, for the half-year ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during that half-year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach
We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia, so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Woodside Petroleum Ltd. is not in accordance with:

(a) the *Corporations Act 2001*, including:
  - (i) giving a true and fair view of the financial position of Woodside Petroleum Ltd. and the consolidated entity at 30 June 2004 and of their performance for the half-year ended on that date; and
  - (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Jeff Dowling
Partner
Perth

Registered Office

Woodside Petroleum Ltd.
240 St. Georges Terrace
PERTH WA 6000

Ph: +61 8 9348 4000
Fax: +61 8 9348 4142

Requests for information on the Company can be directed to the Company Secretary.

Woodside Website:
http:\\www.woodside.com.au

Share Registry

It is important that shareholders notify the Share Registry immediately in writing, if there is any change in their registered address:

The Share Registry is Computershare Investor Services Pty Limited, located at:

Level, 2 Reserve Bank Building
45 St George's Terrace
Perth Western Australia 6000

Telephone: 1300 557 010
Facsimile: +61 8 9323 2033
perth.services@computershare.com.au
Website: www.computershare.com